Exhibit 99.2

WHEATON
PRECIOUS METALS

1 OZ
.9999
FINE GOLD
OR PUR

Third Quarter Report 2026

Management's Discussion & Analysis

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2026

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, the related MD&A and the 2025 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 55 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 5, 2026.

Table of Contents

Highlights	5

Outlook	7

Mineral Stream Interests	8

Amendments to the Mineral Stream Interests	10

Updates on the Operating Mineral Stream Interests	10

Recent Development Asset Updates	11

Early Deposit Mineral Stream Interests	12

Mineral Royalty Interests	12

Long-Term Equity Investments	13

Summary of Units Produced	15

Summary of Units Sold	16

Quarterly Financial Review	17

Results of Operations and Operational Review	20

General and Administrative	28

Share Based Compensation	28

Donations and Community Investments	29

Other Income (Expense)	29

Finance Costs	29

Income Tax Expense	29

Liquidity and Capital Resources	30

Share Capital	39

Financial Instruments	39

Future Changes to Accounting Policies	40

Non-GAAP Measures	41

Subsequent Events	45

Controls and Procedures	45

Attributable Reserves and Resources	45

Cautionary Note Regarding Forward-Looking Statements	55

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver, palladium and platinum) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of September 30, 2026, the Company has entered into 45 long-term agreements with 38 mining companies, comprised of 35 precious metal purchase agreements, or “PMPAs”, three early deposit PMPAs and seven royalty agreements. These agreements relate to precious metals and cobalt from 57 mining assets located in 19 countries, including 22 operating mines, 20 development stage projects, and 15 exploration stage projects (including three in care and maintenance). Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2026, the per ounce price paid by the Company for the metals acquired under the agreements averaged $549 for gold, $8.83 for silver, $236 for palladium, $498 for platinum and $4.98 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver, palladium and platinum are reported in ounces, while cobalt is reported in pounds.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q3 2026	Q3 2025	Change	YTD 2026	YTD 2025	Change
Units produced
Gold ounces	91,753	99,943	(8.2)%	279,448	285,495	(2.1)%
Silver ounces	8,182	5,995	36.5%	21,346	16,270	31.2%
Other metals in GEOs [2]	2,846	3,972	(28.3)%	12,053	11,747	2.6%
Total GEOs [2]	230,965	203,835	13.3%	647,258	568,405	13.9%
Units sold
Gold ounces	91,969	78,944	16.5%	283,140	289,214	(2.1)%
Silver ounces	5,758	4,760	21.0%	17,329	14,111	22.8%
Other metals in GEOs [2]	4,334	3,566	21.5%	11,170	8,354	33.7%
Total GEOs [2]	192,270	161,845	18.8%	583,129	532,756	9.5%
Change in PBND [3]
Gold ounces	(4,445)	15,938	20,383	(16,561)	(17,289)	(728)
Silver ounces	1,385	499	(886)	1,317	94	(1,223)
Other metals in GEOs [2]	(1,656)	181	1,837	169	2,725	2,556
Total GEOs [2]	16,984	24,427	7,443	5,557	(13,004)	(18,561)
Per unit metrics
Sales price
Gold per ounce	$4,273	$3,481	22.8%	$4,527	$3,191	41.9%
Silver per ounce	$62.13	$39.66	56.7%	$72.90	$35.40	105.9%
Gold equivalent per ounce 2, [4]	$4,014	$2,943	36.4%	$4,463	$2,721	64.0%
Cash costs [4]
Gold per ounce [4]	$549	$515	(6.6)%	$550	$473	(16.3)%
Silver per ounce [4]	$8.83	$6.35	(39.1)%	$10.48	$5.62	(86.5)%
Gold equivalent per ounce [2,4]	$548	$452	(21.2)%	$597	$415	(43.9)%
Cash operating margin [4]
Gold per ounce [4]	$3,724	$2,966	25.6%	$3,977	$2,718	46.3%
Silver per ounce [4]	$53.30	$33.31	60.0%	$62.42	$29.78	109.6%
Gold equivalent per ounce [2,4]	$3,466	$2,491	39.1%	$3,866	$2,306	67.6%
Total revenue	$771,734	$476,257	62.0%	$2,602,404	$1,449,886	79.5%
Gold revenue	$392,970	$274,797	43.0%	$1,281,792	$922,845	38.9%
Silver revenue	$357,738	$188,795	89.5%	$1,263,267	$499,473	152.9%
Other metals revenue	$21,026	$12,665	66.0%	$57,345	$27,568	108.0%
Net earnings	$410,248	$367,216	11.7%	$1,535,528	$913,471	68.1%
Per share	$0.903	$0.809	11.6%	$3.381	$2.013	68.0%
Adjusted net earnings [4]	$409,840	$281,054	45.8%	$1,535,154	$817,884	87.7%
Per share [4]	$0.902	$0.619	45.7%	$3.381	$1.802	87.6%
Operating cash flows	$644,856	$382,953	68.4%	$2,060,196	$1,158,705	77.8%
Per share [4]	$1.420	$0.844	68.2%	$4.537	$2.553	77.7%
Dividends paid [5]	$88,563	$74,903	18.2%	$265,668	$224,683	18.2%
Per share	$0.195	$0.165	18.2%	$0.585	$0.495	18.2%

1)	All amounts in thousands except gold and gold-equivalent ounces produced and sold, per ounce amounts and per share amounts.
2)

Other metals in Gold-equivalent ounces (“GEOs”) includes palladium, platinum and cobalt. Gold-equivalent ounces (“GEOs”), which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metals from and, for cobalt, the increase (decrease) of payable pounds PBND. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosures associated with this information.

4)	Refer to discussion on non-GAAP measures beginning on page 41 of this MD&A.
5)	As at September 30, 2026, cumulative dividends of $2.9 billion have been declared and paid by the Company.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights

Operations

●	For the three months ended September 30, 2026, relative to the comparable period of the prior year:

○

Production amounted to 231,000 gold equivalent ounces (“GEOs”), an increase of 13%, resulting from the realization of the Company’s growth profile including the acquisition of the PMPA with BHP Group Limited (“BHP”) for their 33.75% portion of the silver produced at Antamina (the “BHP Antamina PMPA”) in addition to the commencement of production at Fenix, Hemlo, Mineral Park and Platreef, coupled with higher production at Peñasquito, partially offset by lower production at Constancia.

○

Sales volumes amounted to 192,300 GEOs, an increase of 19%, primarily the result of the higher production, coupled with relative changes to GEOs produced but not delivered (“PBND”). PBND GEOs increased 17,000 GEOs during the quarter, compared to an increase of 24,400 GEOs in the same period of the prior year.

○

Revenue increased 62% or $295 million to $772 million (50.9% gold, 46.4% silver, 0.5% palladium and 2.2% cobalt), with the increase being primarily due to a 36% increase in realized commodity prices, coupled with the higher sales volumes.

○	Gross margin amounted to $539 million (70% of revenue), representing an increase of $203 million (a 1% decrease as a percentage of revenue).

○

Net earnings amounted to $410 million, an increase of $43 million, primarily due to the increased gross margin, partially offset by the absence of the $86 million gain from the exercise of the 33% buy-back option under the Cangrejos PMPA, higher income taxes resulting from the higher net earnings and higher interest expense resulting from debt drawn to partially fund the acquisition of the BHP Antamina PMPA.

○	Adjusted net earnings increased 46% or $129 million to $410 million, primarily due to the increased gross margin, partially offset by the higher income taxes and higher interest expense.

○	Operating cash flow amounted to $645 million, with the $262 million increase being primarily the result of the higher gross margin.

●	For the nine months ended September 30, 2026 relative to the prior year:

○

Production amounted to 647,300 GEOs, an increase of 14%, resulting from the realization of the Company’s growth profile including the acquisition of the BHP Antamina PMPA in addition to the commencement of production at Fenix, Hemlo, Goose, Mineral Park and Platreef, coupled with higher production at Peñasquito and the recommencement of production at Aljustrel, partially offset by lower production at Salobo.

○

Sales volumes amounted to 583,100 GEOs, an increase of 9% resulting from higher production, partially offset by relative changes in the number of GEOs PBND, with PBND increasing by 5,600 GEOs year to date, compared to a 13,000 GEO decrease during the comparable period of the prior year.

○

Revenue increased 79% or $1.2 billion to $2.6 billion (49.3% gold, 48.5% silver, 0.4% palladium and 1.8% cobalt), representing a record for the Company, with the increase being primarily due to a 64% increase in realized commodity prices coupled with the 9% increase in sales volumes.

○	Gross margin amounted to $1.9 billion (74% of revenue), representing an increase of $918 million (a 4% increase as a percentage of revenue).

○

Net earnings amounted to $1.5 billion, representing a record for the Company and an increase of $622 million, primarily due to the higher gross margin, partially offset by higher income taxes driven by higher income, the absence of the $86 million gain from the buy-back of the Cangrejos PMPA and higher interest expense.

○	Adjusted net earnings increased 88% or $717 million to $1.5 billion, representing a record for the Company.

○

Operating cash flow amounted to $2.1 billion, representing a record for the Company, with the $901 million increase being due primarily to the higher gross margin, partially offset by the scheduled global minimum tax payment (“GMT”) for the 2024 year in the amount of $109 million (Cdn$155 million) made during the second quarter of 2026.

●	On November 5, 2026, the Board of Directors declared a dividend in the amount of $0.195 per common share.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

Corporate Development

●

During the quarter, the Company amended the Salobo PMPA to pay Vale $40 million in two installments in connection with the Coarse Particle Flotation (“CPF”) project milestones. The CPF project will reduce grinding requirements through the addition of a new flotation circuit that removes waste rock earlier. The CPF project is expected to add 6 million tonnes to the Salobo plant’s annual ore processing capacity, bringing overall processing capacity to 42 million tonnes per annum (“Mtpa”). The amendment eliminated the Company’s previous obligation to make annual payments of $8 million over a 10-year period, totaling $80 million, if Vale had implemented a high-grade mine plan at Salobo.

●

During the quarter, Luca Mining Corp. (“Luca”) reported a definitive agreement to acquire the Cozamin mine from Capstone. To assist Luca in financing this acquisition, the Company agreed with Luca to amend the existing Cozamin PMPA concurrently with the closing of the acquisition to provide for an additional $25 million upfront cash consideration. Under the terms of the amendment, which is conditional on the completion of the acquisition of Cozamin by Luca, the Company’s silver entitlement is to be increased from 50% to 65% of payable production until an incremental 500,000 ounces are delivered, after which the stream reverts to the percentages and thresholds under the original Cozamin PMPA.

Other

●	During the third quarter of 2026:

○	The Company made a quarterly dividend payment totaling $89 million.

○	The Company made total upfront cash payments of $86 million related to the El Domo PMPA ($44 million) and the Marmato PMPA ($42 million).

○	The Company repaid $372 million of the revolving credit facility (the “Revolving Credit Facility”).

●	At September 30, 2026, the Company’s net debt position[1] was $1.5 billion, a reduction of $417 million from June 30, 2026.

●	Subsequent to the quarter, the Company made additional upfront cash payments of $51 million related to the Jervois PMPA ($16 million) and the Spring Valley PMPA ($35 million).

[1]	Refer to discussion on non-GAAP measure (v) on page 44 of this MD&A.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [6]

Outlook1

Wheaton’s estimated attributable production in 2026 is forecast to be 400,000 to 430,000 ounces of gold, 27 to 29 million ounces of silver, and 19,000 to 21,000 GEOs of other metals, resulting in annual production of approximately 860,000 to 940,000 GEOs2, unchanged from previous guidance. Approximately 3% of the Company’s forecast 2026 production is estimated to be delivered from assets currently in construction or various stages of ramp-up.

Annual production is forecast to increase from 2025 levels by approximately 50% to 1,200,000 GEOs2 by 2030, with average annual production forecast to remain at 1,200,000 GEOs2 in years 2031 to 2035, also unchanged from previous guidance.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosures associated with this information.

[2]

Ounces produced represent the quantity of silver, gold, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Gold equivalent forecast production for 2026 and the longer-term outlook are based on the following updated commodity price assumptions: $4,800 per ounce of gold, $80 per ounce of silver, $1,500 per ounce of palladium, $2,000 per ounce of platinum and $25.00 per pound of cobalt.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

	$		$		$			$		$		$		$
Mineral Stream Interests	Mine Owner [1]		Location[1]		Attributable Production			Production Payment Per Unit [2,3]		Depletion Rate Per Unit [1]		Units Received and Sold to Date [3,4]		Q3-2026 PBND [3,4]

Gold
Salobo		Vale		BRA		75%			$433		$414		2,685,978		74,049
Sudbury [5]		Vale		CAN		70%			$400		$1,326		324,741		10,537
Constancia		Hudbay		PER		50%			$433		$333		280,698		164
San Dimas		FM		MEX		variable	[6]		$650		$441		318,612		891
Stillwater [7]		Sibanye		USA		100%			18%		$551		79,641		4,154
Blackwater		Artemis Gold		CAN		8%	[8]		35%		$624		31,614		221
Platreef		Ivanhoe		SA		62.5%	[9]		$100		$657		95		213
Other
Copper World		Hudbay		USA		100%			15%		NP		-		-
Marmato		Aris		CO		10.5%	[10]		18%		$527		15,336		-
Santo Domingo		Capstone		CHL		100%	[11]		18%		NP		2,319		-
Fenix		Rio2		CHL		22%	[12]		20%		$848		3,923		1,048
El Domo		Silvercorp		ECU		50%	[13]		18%		$903		467		-
Marathon		Gen Mining		CAN		100%	[14]		18%		NP		-		-
Goose		B2Gold		CAN		2.78%	[15]		18%		$1,246		3,365		687
Cangrejos		CMOC		ECU		4.4%	[16]		18%		NP		-		-
Curraghinalt		Dalradian		UK		3.05%	[17]		18%		NP		-		-
Kudz Ze Kayah		BMC		CAN		7.375%	[18]		20%		NP		-		-
Koné		Montage		CIV		19.5%	[19]		20%		$1,104		-		-
Kurmuk		Allied		ETH		6.7%	[20]		15%		$970		-		-
Spring Valley		Waterton Gold		USA		8%	[21]		20%		NP		-		-
Hemlo		Hemlo		CAN		10.13%	[22]		20%		$1,416		9,916		-
Jervois		KGL		AUS		75%	[23]		20%		NP		-		-

													3,756,705		91,964

Silver
Peñasquito		Newmont		MEX		25%			$4.62		$4.73		100,650		1,683
Antamina		Glencore / BHP		PER		67.50%	[24]		20%		$26.29		58,759		1,908
Constancia		Hudbay		PER		100%			$6.38		$6.72		23,401		287
Blackwater		Artemis Gold		CAN		50%	[8]		18%		$9.30		826		207
Other
Los Filos [25]		Equinox		MEX		100%			$4.89		$0.00		2,383		43
Zinkgruvan		Boliden		SWE		100%			$4.81		$0.99		38,417		147
Stratoni		Eldorado		GRC		100%			$11.54		NP		10,378		-
Neves-Corvo [26]		Boliden		PRT		100%			$4.60		$1.22		11,958		121
Aljustrel [26]		Almina		PRT		100%	[27]		50%		$0.00		5,796		116
El Alto		Barrick		CHL/ARG		25%			$3.90		NP		19,775		-
Copper World		Hudbay		USA		100%			15%		NP		-		-
Navidad		PAAS		ARG		12.5%			$4.00		NP		-		-
Marmato		Aris		CO		100%	[10]		18%		$6.60		213		-
Cozamin		Capstone		MEX		50%	[28]		10%		$25.50		3,533		131
El Domo		Silvercorp		ECU		75%	[13]		18%		$11.44		-		-
Mineral Park		Waterton		USA		100%			18%		$12.24		73		32
Kudz Ze Kayah		BMC		CAN		7.375%	[18]		20%		NP		-		-
Jervois		KGL		AUS		75%	[23]		20%		NP		-		-

													276,162		4,675

Palladium
Stillwater [7]		Sibanye		USA		4.5%	[29]		18%		$481		132,136		4,529
Platreef		Ivanhoe		SA		5.25%	[9]		30%		$324		34		90

													132,170		4,619

Platinum
Marathon		Gen Mining		CAN		22%	[14]		18%		NP		-		-
Platreef		Ivanhoe		SA		5.25%	[9]		30%		$245		49		113

													49		113

Cobalt
Voisey’s Bay		Vale		CAN		42.4%	[30]		18%		$8.74		7,275		1,398

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

1)

Abbreviations as follows: FM = First Majestic Silver Corp; BMC = BMC Minerals; PAAS = Pan American Silver Corp; Gen Mining = Generation Mining Ltd.; Waterton = Waterton Copper LP; Waterton Gold = Waterton Gold LP; BHP = BHP Group Limited; KGL = KGL Resources Limited; ARG = Argentina; AUS = Australia; BRA = Brazil; CAN = Canada; CHL = Chile; CIV = Côte d’Ivoire; CO = Colombia; ECU = Ecuador; ETH = Ethiopia; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and NP = Not Producing.

2)

The term of the PMPAs is generally life of mine, subject to certain exceptions. A comprehensive summary of the respective agreement terms, including the original agreement dates, production payment increases and attributable production dropdowns is provided in the section entitled “Contractual Obligations and Commitments – Mineral Stream Interests” beginning on page 34 of this MD&A.

3)

Payable gold, silver, palladium, platinum and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosures associated with this information.

4)	All figures in thousands except gold, palladium and platinum ounces and per ounce amounts.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests as well as the non-operating Victor gold interest. As of September 30, 2026, the Company has received approximately $427 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. During the period of April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1. The current gold to silver exchange ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)

Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

9)

Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, a subsidiary of Royal Gold Inc. (formerly Sandstorm Gold Ltd./Nomad Royalty Ltd.) (“Royal Gold”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Royal Gold combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

10)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

11)

Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%. The units sold under Santo Domingo relate to ounces received due to the delay ounce provision.

12)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% of the gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

13)

Once the Company has received 145,000 ounces of gold under the El Domo PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%. The units sold under El Domo relate to ounces received due to the delay ounce provision.

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)

Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be reduced to 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once the Company has received 469,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 2.9%.
17)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.
18)

Once the Company has received 330,000 ounces of gold and 43.30 million ounces of silver under the Kudz Ze Kayah PMPA, the Company’s attributable gold and silver production will be reduced to 6.125% until the Company has received an additional 59,800 ounces of gold and 7.96 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 270,200 ounces of gold and 35.34 million ounces of silver, thereafter increased to 6.75%.

19)

Once the Company has received 400,000 ounces of gold under the Koné PMPA, subject to adjustment if there are delays in deliveries relative to an agreed schedule, the attributable gold production will reduce to 10.8% until an additional 130,000 ounces of gold has been delivered, after which the stream drops to 5.4%.

20)

Once the Company has received 220,000 ounces of gold under the Kurmuk PMPA, the Company’s attributable gold production will be reduced to 4.8%. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the dropdown threshold is reached.

21)	Once the Company has received 300,000 ounces of gold under the Spring Valley PMPA, the Company’s attributable gold production will be reduced to 6%.
22)

Once the Company has received 135,750 ounces of gold under the Hemlo PMPA (the “First Dropdown Threshold”), the Company’s attributable gold production will be reduced to 6.75% until an additional 117,998 ounces of gold has been delivered (the “Second Dropdown Threshold”), at which point the Company’s attributable gold production will be 4.50% for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by 10,000 ounces or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The payable gold will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit.

23)

Once the Company has received 45,000 ounces of gold under the Jervois PMPA (the “First Gold Dropdown Threshold”), the Company will purchase 37.5% of the payable gold until an additional 15,000 ounces has been received (the “Second Gold Dropdown Threshold”), at which point the Company will purchase 25% of the payable gold for the life of mine. Additionally, once the Company has received 4.3 million ounces (“Moz”) of silver under the Jervois PMPA (the “First Silver Dropdown Threshold”), the Company will purchase 37.5% of the payable silver until an additional 1.7 Moz has been delivered (the “Second Silver Dropdown Threshold”), at which point the Company will purchase 25% of the payable silver for the life of mine. Each of the First Gold Dropdown Threshold and First Silver Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule.

24)

Comprised of 33.75% under the Glencore Antamina PMPA and 33.75% under the BHP Antamina PMPA, which is effective April 1, 2026. Under the Glencore Antamina PMPA, once Wheaton has received 140 million ounces of silver, the Company’s attributable silver production will be reduced to 22.5% while under the BHP Antamina PMPA, once the Company has received 100 million ounces of silver, the Company’s attributable silver production will be reduced to 22.5% of the payable silver for the life of mine.

25)	The term of the Los Filos PMPA ends on October 15, 2029.
26)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
27)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
28)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
29)

Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

30)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [9]

Significant amendments and acquisitions (if any) of mineral stream interests during Q3 2026 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in the Contractual Obligations and Commitments section of this MD&A starting on page 34 of the MD&A.

Amendments to the Mineral Stream Interests

Salobo

During the quarter, the Company amended the Salobo PMPA to pay Vale $40 million in two installments in connection with the CPF project milestones. The CPF project will reduce grinding requirements through the addition of a new flotation circuit that removes waste rock earlier. The CPF project is expected to add 6 Mt to the Salobo plant’s annual ore processing capacity, bringing overall processing capacity to 42 Mtpa. The amendment eliminated the Company’s previous obligation to make annual payments of $8 million over a 10-year period, totaling $80 million, if Vale had implemented a high-grade mine plan at Salobo.

Cozamin

On September 21, 2026, Capstone Copper Corp. (“Capstone”) announced that it has entered into a definitive agreement to sell its Cozamin mine to Luca. The transaction is expected to close in Q4 2026.

On September 21, 2026, to assist Luca in financing this acquisition, the Company agreed with Luca to amend the existing Cozamin PMPA concurrently with closing of the acquisition to provide for an additional $25 million upfront cash consideration. Under the original agreement, the Company was to acquire an amount of silver equal to 50% of the silver production until 10 million ounces have been delivered, at which point the stream drops to 33% of the silver production for the life of mine. Under the revised agreement, the Company will be entitled to purchase an additional 15% of payable silver production. Once Luca delivers the incremental 500,000 ounces, the stream reverts to the percentages and thresholds under the original Cozamin PMPA (as described).

Updates on the Operating Mineral Stream Interests

Constancia

On July 2, 2026, Hudbay Minerals Inc. (“Hudbay”) announced that it had received approval from the National Environmental Certification Service for Sustainable Investments in Perú (“SENACE”) to amend its environmental permit and further increase annual mill processing capacity at Constancia. The amended permit increases the processing capacity of the Constancia mill to 34 million tonnes of ore per annum from the previously permitted 31 million tonnes per annum. Hudbay states that the environmental permit amendment also approves further optimization of the mine plan, extends the operational life of Constancia, and incorporates the implementation of additional infrastructure to improve tailings transport infrastructure and water management systems.

Blackwater

On October 13, 2026, Artemis Gold Inc. (“Artemis Gold”) reported that the Phase 1A expansion project at Blackwater, expected to increase annual design throughput of the existing process plant by 33% to 8 Mtpa, was now 77% complete and remains on track for commissioning before the end of the year, with the expansion expected to contribute to production beginning in 2027. Artemis Gold reports major works construction on the Expanded Phase 2 project is progressing as planned, and that together, these expansions are expected to more than triple current processing capacity.

Hemlo

On October 21, 2026, Hemlo Mining Corp. (“Hemlo Mining”) reported that production ramp-ups during Q3 2026 were impacted by the underground substation outage that constrained mining rates and delayed the planned production ramp-up. To mitigate the impact, the mine plan was temporarily re-sequenced and production activities were shifted to other areas. Despite the operational challenges, Hemlo Mining announced production benefited from access to higher-grade stopes resulting in higher grades and increased gold production in Q3 2026 compared to Q2 2026.

Goose

On November 4, 2026, B2Gold Corp. (“B2Gold”) reported that Phase 1 upgrades to the crushing plant have been completed, with the circuit now operating at 3,200 tonnes per day (“tpd”). B2Gold expects throughput to remain at these levels until mid-2027, when Phase 2 upgrades are expected to bring the Goose mill to an average of 4,000 tpd. B2Gold reports that Goose is on track to achieve annual production guidance in 2026.

Marmato

On October 7, 2026, Aris Mining Corporation (“Aris”) reported a key milestone with the commissioning of the new filtered tailings facility. Planned downtime was used to carry out upgrades at the existing flotation plant, along with the construction of the new 5,000 tpd carbon-in-pulp (“CIP”) plant with Aris subsequently reporting on November 4, 2026, that the construction of the new CIP plant is nearing completion with first gold pour expected in December 2026.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [10]

Recent Development Asset Updates

Platreef

On November 3, 2026, Ivanhoe Mines (“Ivanhoe”) announced that Platreef’s Phase 1 concentrator continued to ramp-up during the quarter, fed by lower-grade development ore, and that identified bottlenecks in the underground materials handling and tailings filtration systems have largely been resolved, with mining and milling rates expected to improve further in the fourth quarter. Ivanhoe notes that the production mining of higher-grade stopes is also expected to ramp up in Q4 2026. Ivanhoe also reported that Shaft #3 is now also hoisting development waste, as the underground infrastructure is constructed in preparation for the Phase 2 expansion, which is expected to be completed by the end of 2027.

Fenix

On September 28, 2026, Rio2 Limited (“Rio2”) provided an update that despite the temporary suspension of mining activities due to adverse weather conditions, critical facilities including leach pad, processing plant, and power generation facilities remain operational at reduced capacity. Rio2 reports it believes that the ramp-up of mining activities remains on track to achieve commercial production in Q4 2026 with Rio2 implementing several initiatives to recover production losses incurred over the recent months.

Koné

On November 4, 2026, Montage Gold Corp. (“Montage”) reported that following the first gold pour at the Kone project which was achieved on September 26, 2026, activities have rapidly ramped up with commercial production well on track to be declared in Q4 2026. Montage reported that a total of approximately 880,000 tonnes were processed from the oxide circuit during the month of October, with the plant operating at an average of over 90% of its 11Mtpa nameplate capacity during the month, with 104% of nameplate achieved during the last week of October. Montage also confirmed that construction of the hard-rock comminution circuit remains on track for completion in Q2 2027.

Kurmuk

On September 17, 2026, Allied Gold Corporation (“Allied”) reported that the power line connecting Kurmuk to the Ethiopian electrical grid had been successfully commissioned and energized, marking a significant milestone toward the start of operations. Subsequently, on November 4, 2026, Allied reported that ore has been introduced into the processing plant and the mine is now in production.

El Domo

On November 3, 2026, Silvercorp Metals Inc. (“Silvercorp”) announced that, due to extended rainfall, the El Domo completion date is expected to be delayed by four months, with Silvercorp targeting production by November 1, 2027. In addition, Silvercorp reported that construction of the external powerline has been delayed pending additional reviews and approvals, with construction of the site substation having commenced.

Copper World

On October 21, 2026, Hudbay announced the results of the definitive feasibility study (“DFS”) and approved the Copper World project construction advancing the next major U.S. copper mine with first production targeted for the second half of 2029, and an expansion of the concentrator from 60,000 to 90,000 tpd planned for year five. Copper World represents a significant contributor to the Company’s growth profile.

Jervois

On October 15, 2026, KGL Resources (“KGL”) announced the receipt of board approval for the final investment decision for its Jervois project. KGL reported that the target delivery date for first concentrate production remains the first half of 2028.

Santo Domingo

On October 29, 2026, Capstone reported that detailed engineering advanced during the third quarter, alongside continued evaluation of opportunities to optimize district infrastructure.

Subsequent to the quarter, Capstone also reported that it had continued to advance Santo Domingo towards a final investment decision expected in Q1 2027, upon which fund entities managed by Orion Resource Partners LP will acquire a 25% ownership interest in the Santo Domingo project under a joint venture transaction. Capstone noted that the transaction de-risks capital funding requirements for Santo Domingo, providing financial flexibility during project construction.

Marathon

On October 1, 2026, Generation Mining Ltd. (“Gen Mining”) announced that it has commenced construction at its Marathon project, following the earlier announcement that it had secured final funding. Early works have commenced and are expected to run through Q4 2026 and into 2027, alongside the advancement of critical equipment and infrastructure procurement.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [11]

Kudz Ze Kayah

On October 26, 2026, BMC Minerals Ltd (“BMC”) reported receipt of the Type B Water License from the Yukon Water Board during the quarter and that it continues to advance the remaining permits. BMC noted that it continues to aim to make a final investment decision in late 2027, subject to receipt of permits.

Spring Valley

During the quarter, Solidus Resources received the Water Pollution Control Permit from the Bureau of Mining Regulation and Reclamation of the Nevada Division of Environmental Protection for the Spring Valley project. On October 21, 2026, following receipt of the permit, the Company advanced a portion of the upfront payment amounting to $35 million, with the remaining balance to be advanced in installments subject to the satisfaction of various conditions.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early-stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25%	³	100%	³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%		100%		Life of Mine	14-Dec-17

			$46,352	$322,000	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Commitments” on page 37 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Toroparu

On November 4, 2026, Aris reported that the Prefeasibility Study (“PFS”) remains on schedule for completion in November 2026, supporting a construction decision targeted for early 2027. Project optimization work in support of the PFS includes updated mine scheduling, engineering studies and other activities to advance to construction readiness.

Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at September 30, 2026:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$—	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	—	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	—	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	20,000	—	20,000	Life of Mine	13-Dec-2023

DeLamar [6]	Integra	USA	1.5% NSR	9,750	—	9,750	Life of Mine	20-Feb-2024

Spanish Mountain	Spanish Mountain	Canada	1.5% NSR	22,500	32,500	55,000	Life of Mine	20-Apr-2026

Cipango [7]	Cipango	Japan	1.5% NSR	4,500	3,000	7,500	Life of Mine	04-Jun-2026

				$66,879	$35,500	$102,379

1)	Abbreviations as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp. into receivership following the failure of the heap leach pad at its Eagle Mine in June 2024.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.
7)	Comprised of the Hoshino, Onuki, Hasami, Bosawa, Miyata, Kato and Tashiro properties.

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Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2026 and December 31, 2025:

(in thousands)	September 30 2026	December 31 2025

Common shares held	$199,536	$407,230

Warrants held	3,035	3,265

Total long-term equity investments	$202,571	$410,495

The Company’s long-term investments in common shares (“LTIs”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these LTIs but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and nine months ended September 30, 2026 and 2025 is presented below. Please see the Liquidity and Capital Resources section on page 30 of this MD&A for more information.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [13]

Common Shares Held

	Three Months Ended September 30, 2026

(in thousands)	Fair Value at Jun 30, 2026	Additions	Disposals	Fair Value Adjustment Gains [1]	Fair Value at Sep 30, 2026	Realized Gain (Loss) on Disposal

Held at end of period

Streaming or royalty partners	$103,226	$37,642	$-	$15,684	$156,552	$-

Strategic investments	41,563	-	-	1,421	42,984	-

Total	$144,789	$37,642	$-	$17,105	$199,536	$-
1) Fair Value Gains (Losses) are reflected as a component of OCI.
	Three Months Ended September 30, 2025

(in thousands)	Fair Value at Jun 30, 2025	Additions	Disposals	Fair Value Adjustment Gains [1]	Fair Value at Sep 30, 2025	Realized Gain (Loss) on Disposal

Held at end of period

Streaming or royalty partners	$161,394	$7,780	$-	$75,138	$244,312	$-

Strategic investments	6,594	5,269	-	6,237	18,100	-

Total	$167,988	$13,049	$-	$81,375	$262,412	$-
1) Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2026

(in thousands)	Fair Value at Dec 31, 2025	Additions	Disposals [2]	Fair Value Adjustment Gains [1]	Fair Value at Sep 30, 2026	Realized Gain (Loss) on Disposal

Held at end of period

Streaming or royalty partners	$109,211	$37,642	$-	$9,699	$156,552	$-

Strategic investments	17,294	14,607	-	11,083	42,984	-

Derecognized during period

Streaming or royalty partners	273,417	-	(313,106)	39,689	-	204,846

Strategic investments	7,308	-	(10,315)	3,007	-	(53,327)

Total	$407,230	$52,249	$(323,421)	$63,478	$199,536	$151,519
1) Fair Value Gains (Losses) are reflected as a component of OCI. 2) The disposals during the period were made to partially fund the BHP Antamina PMPA.
	Nine Months Ended September 30, 2025

(in thousands)	Fair Value at Dec 31, 2024	Additions	Disposals	Fair Value Adjustment Gains [1]	Fair Value at Sep 30, 2025	Realized Gain (Loss) on Disposal

Held at end of period
Streaming or royalty partners	$93,915	$7,780	$-	$142,617	$244,312	$-

Strategic investments	4,275	8,386	-	5,439	18,100	-

Total	$98,190	$16,166	$-	$148,056	$262,412	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

Summary of Units Produced

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024

Gold ounces produced ²

Salobo	65,769	62,116	69,201	88,907	66,997	69,418	71,384	84,291

Sudbury [3]	3,963	4,736	4,115	7,412	4,852	5,403	4,880	5,259

Constancia	3,166	2,978	4,571	15,396	12,797	4,604	4,876	18,727

San Dimas [4]	5,668	6,890	7,341	8,206	7,507	6,987	8,416	7,263

Stillwater [5]	1,207	1,423	1,424	1,518	1,717	1,654	1,339	2,166

Blackwater	5,564	5,925	4,954	5,479	4,879	4,050	1,017	-

Platreef	230	81	76	-	-	-	-	-

Other

Marmato	476	979	816	705	807	748	757	622

Goose	1,161	362	1,096	1,027	387	19	-	-

Hemlo	2,596	2,561	3,007	1,630	-	-	-	-

Fenix	1,953	1,988	1,055	-	-	-	-	-

Total Other	6,186	5,890	5,974	3,362	1,194	767	757	622

Total gold ounces produced	91,753	90,039	97,656	130,280	99,943	92,883	92,669	118,328

Silver ounces produced [2]

Peñasquito	3,056	1,807	2,559	1,821	2,087	2,103	1,754	2,465

Antamina	2,670	2,319	1,553	1,600	1,672	1,482	1,047	1,071

Constancia	577	565	531	731	577	552	555	970

Blackwater	189	201	169	186	166	138	35	-

Other

Los Filos [6]	-	-	-	-	-	-	68	29

Zinkgruvan	640	438	532	513	688	684	585	637

Neves-Corvo	481	461	483	549	431	449	459	494

Aljustrel [7]	347	461	691	548	195	-	-	-

Cozamin	159	161	165	170	169	174	174	192

Marmato	5	10	8	8	10	8	8	7

Mineral Park	58	31	19	8	-	-	-	-

Total Other	1,690	1,562	1,898	1,796	1,493	1,315	1,294	1,359

Total silver ounces produced	8,182	6,454	6,710	6,134	5,995	5,590	4,685	5,865

Palladium ounces produced ²

Stillwater [5]	2,134	2,513	2,561	2,519	2,650	2,435	2,661	2,797

Platreef	94	31	30	-	-	-	-	-

Total palladium ounces produced	2,228	2,544	2,591	2,519	2,650	2,435	2,661	2,797

Platinum ounces produced ²

Platreef	121	42	40	-	-	-	-	-

Cobalt pounds produced ²

Voisey’s Bay	403	796	657	670	604	647	540	393

GEOs produced [8]	230,965	202,561	213,732	236,794	203,835	190,179	174,391	218,993

Average payable rate [2]

Gold	95.0%	95.1%	95.3%	95.0%	94.6%	95.2%	94.9%	95.3%

Silver	87.3%	87.0%	87.8%	87.5%	87.7%	87.7%	86.3%	84.6%

Palladium	98.1%	98.1%	98.2%	96.9%	96.7%	97.4%	96.4%	97.5%

Platinum	80.0%	80.0%	80.0%	n.a.	n.a.	n.a.	n.a.	n.a.

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEOs [8]	90.4%	90.8%	91.4%	91.7%	91.2%	91.5%	91.1%	90.5%

1)	All figures in thousands except gold, palladium and platinum ounces produced.
2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. From April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised to 90:1. Effective October 29, 2025, the fixed gold to silver exchange ratio was returned to 70:1. For reference, attributable silver production from prior periods is as follows: Q3 2026 - 215,000 ounces; Q2 2026 - 266,000 ounces; Q1 2026 - 294,000 ounces; Q4 2025 - 329,000 ounces; Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)

On April 1, 2025, Equinox Gold Corp., (“Equinox”) reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

7)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
8)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Summary of Units Sold

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024

Gold ounces sold

Salobo	63,243	70,106	58,675	83,697	55,768	76,331	83,809	55,170

Sudbury [2]	4,112	4,471	4,412	3,715	4,729	2,849	5,632	4,048

Constancia	2,844	2,990	10,886	17,029	2,708	6,827	9,788	17,873

San Dimas	7,411	5,984	7,670	8,686	6,655	7,235	8,962	6,990

Stillwater [3]	1,599	1,275	1,394	1,790	1,465	1,386	1,947	2,410

Blackwater	5,365	6,246	4,914	5,225	6,463	3,291	110	-

Platreef	95	-	-	-	-	-	-	-

Other

Marmato	972	864	718	809	749	742	737	650

Goose	544	859	1,339	528	95	-	-	-

Hemlo	3,155	2,283	4,478	-	-	-	-	-

Fenix	2,629	1,021	274	-	-	-	-	-

Santo Domingo [4]	-	-	312	312	312	312	312	312

El Domo [4]	-	-	-	-	-	-	-	209

Total Other	7,300	5,027	7,121	1,649	1,156	1,054	1,049	1,171

Total gold ounces sold	91,969	96,099	95,072	121,791	78,944	98,973	111,297	87,662

Silver ounces sold

Peñasquito	1,982	2,723	1,444	1,878	1,609	2,112	1,976	1,852

Antamina	2,041	2,063	1,504	1,893	1,552	1,073	884	858

Constancia	512	453	674	613	275	625	730	797

Blackwater	147	136	127	137	137	143	-	-

Other

Los Filos	-	2	7	-	3	8	57	29

Zinkgruvan	488	451	347	358	708	520	446	452

Neves-Corvo	197	203	271	245	212	224	218	154

Aljustrel	201	312	505	382	122	-	-	-

Cozamin	143	147	149	169	133	154	164	158

Marmato	10	9	8	10	9	9	8	7

Mineral Park	37	23	13	-	-	-	-	-

Total Other	1,076	1,147	1,300	1,164	1,187	915	893	800

Total silver ounces sold	5,758	6,522	5,049	5,685	4,760	4,868	4,483	4,307

Palladium ounces sold

Stillwater [3]	2,747	2,069	2,906	1,730	2,594	2,575	2,457	4,434

Platreef	34	-	-	-	-	-	-	-

Total palladium ounces sold	2,781	2,069	2,906	1,730	2,594	2,575	2,457	4,434

Platinum ounces sold

Platreef	49	-	-	-	-	-	-	-

Cobalt pounds sold

Voisey’s Bay	661	705	309	485	529	353	265	485

GEOs sold [5]	192,270	209,115	181,743	219,605	161,845	182,750	188,162	163,355

Cumulative payable units PBND [6]

Gold ounces	91,964	96,409	106,873	108,525	106,222	90,284	100,512	123,511

Silver ounces	4,675	3,290	4,198	3,358	3,677	3,178	3,145	3,583

Palladium ounces	4,619	5,228	4,803	5,169	4,424	4,414	4,596	4,439

Platinum ounces	113	65	32	-	-	-	-	-

Cobalt pounds	1,398	1,683	1,646	1,341	1,202	1,168	917	678

GEOs [5]	178,648	161,665	186,928	173,091	175,140	150,713	159,136	188,144

1)	All figures in thousands except gold, palladium and platinum ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Certain contracts, including Santo Domingo and El Domo, contain delay ounce provisions whereby should construction of the mine not be completed by an agreed to date, the mine operator must compensate the Company for the delay until certain conditions are satisfied by delivering additional ounces. The value of these ounces on the date first due, net of amounts owed to the mine operator, is treated as a reduction to the upfront consideration paid. Sale of the resulting ounces received is treated as revenue, with the associated cost of sales being equal to the fair value of the ounces on the date received.

5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

6)	Payable gold, silver, palladium and platinum ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Quarterly Financial Review 1

	Q3 2026	Q2 2026		Q1 2026		Q4 2025		Q3 2025		Q2 2025		Q1 2025		Q4 2024

Gold ounces sold	91,969		96,099		95,072		121,791		78,944		98,973		111,297		87,662

Realized price [2]	$4,273		$4,452		$4,849		$4,215		$3,481		$3,318		$2,872		$2,677

Gold sales	$392,970		$427,785		$461,038		$513,374		$274,797		$328,354		$319,696		$234,690

Silver ounces sold	5,758		6,522		5,049		5,685		4,760		4,868		4,483		4,307

Realized price [2]	$62.13		$73.41		$84.52		$59.32		$39.66		$34.05		$32.33		$31.28

Silver sales	$357,738		$478,758		$426,770		$337,197		$188,795		$165,739		$144,937		$134,733

Palladium ounces sold	2,781		2,069		2,906		1,730		2,594		2,575		2,457		4,434

Realized price [2]	$1,326		$1,429		$1,689		$1,479		$1,173		$996		$965		$1,008

Palladium sales	$3,687		$2,957		$4,909		$2,558		$3,042		$2,564		$2,372		$4,468

Platinum ounces sold	49		-		-		-		-		-		-		-

Realized price [2]	$1,662	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Platinum sales	$81		$-		$-		$-		$-		$-		$-		$-

Cobalt pounds sold	661		705		309		485		529		353		265		485

Realized price [2]	$26.09		$27.93		$28.36		$23.89		$18.19		$18.60		$12.88		$13.66

Cobalt sales	$17,258		$19,701		$8,752		$11,585		$9,623		$6,561		$3,406		$6,625

Total sales	$771,734		$929,201		$901,469		$864,714		$476,257		$503,218		$470,411		$380,516

Cash cost [2,3]

Gold / oz	$549		$543		$556		$495		$515		$470		$445		$440

Silver / oz	$8.83		$9.57		$13.53		$8.95		$6.35		$5.33		$5.17		$5.16

Palladium / oz	$236		$264		$310		$244		$205		$175		$172		$184

Platinum / oz	$498	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Cobalt / lb	$4.98		$5.21		$5.23		$4.33		$3.44		$3.57		$2.46		$2.59

Depletion [2]

Gold / oz [4]	$523		$503		$534		$452		$497		$433		$423		$420

Silver / oz	$12.63		$10.24		$4.63		$4.79		$4.57		$5.93		$6.03		$5.90

Palladium / oz	$479		$492		$492		$492		$492		$429		$429		$429

Platinum / oz	$245	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Cobalt / lb	$8.74		$9.02		$9.02		$9.02		$9.02		$9.18		$9.18		$12.78

Gain on disposal of PMPA	$-		$-		$-		$-		$85,724		$-		$-		$-

Impairment	$-		$-		$-		$-		$-		$-		$-		$108,861

Net earnings	$410,248		$543,236		$582,044		$558,250		$367,216		$292,270		$253,984		$88,148

Per share

Basic	$0.903		$1.196		$1.282		$1.230		$0.809		$0.644		$0.560		$0.194

Diluted	$0.902		$1.194		$1.279		$1.227		$0.807		$0.643		$0.559		$0.194

Adjusted net earnings [3]	$409,840		$542,542		$582,772		$554,979		$281,054		$286,004		$250,825		$198,969

Per share

Basic	$0.902		$1.195		$1.284		$1.222		$0.619		$0.630		$0.553		$0.439

Diluted	$0.901		$1.192		$1.281		$1.220		$0.618		$0.629		$0.552		$0.438

Cash flow from operations	$644,856		$649,518		$765,823		$746,277		$382,953		$414,959		$360,793		$319,471

Per share [3]

Basic	$1.420		$1.430		$1.687		$1.644		$0.844		$0.914		$0.795		$0.704

Diluted	$1.417		$1.428		$1.683		$1.641		$0.842		$0.913		$0.794		$0.703

Dividends declared	$88,563		$88,556		$88,549		$74,913		$74,903		$74,899		$74,881		$70,318

Per share	$0.195		$0.195		$0.195		$0.165		$0.165		$0.165		$0.165		$0.155

Total assets	$12,222,221		$12,161,186		$9,846,195		$9,125,781		$8,419,518		$7,982,385		$7,739,297		$7,424,457

Total liabilities	$2,190,217		$2,470,741		$602,917		$435,273		$326,761		$256,679		$273,155		$165,078

Total shareholders’ equity	$10,032,004		$9,690,445		$9,243,278		$8,690,508		$8,092,757		$7,725,706		$7,466,142		$7,259,379

1)	All figures in thousands except gold, palladium and platinum ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce for gold, silver, palladium and platinum; and dollars per pound for cobalt.
3)	Refer to discussion on non-GAAP measures beginning on page 41 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Revenue by Commodity

Revenue was $2.6 billion (49.3% gold, 48.5% silver, 0.4% palladium and 1.8% cobalt) during the nine months ended September 30, 2026, with the $1.2 billion increase from the comparable period of the previous year due primarily to a 64% increase in the average realized price per GEO sold; and a 9% increase in the number of GEOs sold.

The following two charts present (i) a summary of the key factors driving changes in revenue, specifically the number of GEOs sold and the average realized price per GEO for the periods YTD 2024, YTD 2025 and YTD 2026; and (ii) the commodity mix for YTD 2025 and YTD 2026.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Cash Operating Margin 1

From 2024 to 2026, average cash costs¹ rose 58%, increasing from $378 per GEO for YTD 2024 to $597 per GEO for YTD 2026. Over the same period, cash operating margin¹ expanded by 135%, climbing from $1,642 per GEO to $3,866 per GEO.

[1]	Refer to discussion on non-GAAP measures beginning on page 41 of this MD&A

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations for the Three Months Ended September 30, 2026 and 2025

The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended September 30, 2026

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	65,769	63,243		$4,267		$433		$414	$269,890	$216,285	$242,497	$2,542,453

Sudbury [5]	3,963	4,112		4,305		400		1,326	17,701	10,605	16,037	200,616

Constancia	3,166	2,844		4,267		431		333	12,138	9,963	10,911	46,641

San Dimas	5,668	7,411		4,267		650		441	31,628	23,547	26,813	116,105

Stillwater	1,207	1,599		4,267		764		551	6,824	4,722	5,602	201,800

Blackwater	5,564	5,365		4,305		1,507		624	23,096	11,665	14,791	320,936

Platreef	230	95		4,267		100		657	407	335	397	275,640

Other [6]	6,186	7,300		4,286		838		1,081	31,286	17,285	25,173	1,726,029

	91,753	91,969		$4,273		$549		$523	$392,970	$294,407	$342,221	$5,430,220

Silver

Peñasquito	3,056	1,982		$63.02		$4.62		$4.73	$124,925	$106,389	$115,768	$176,277

Antamina	2,670	2,041		63.02		12.93		26.30	128,628	48,557	102,231	4,654,655

Constancia	577	512		63.02		6.36		6.72	32,249	25,557	28,996	140,721

Blackwater	189	147		63.97		12.57		9.10	9,400	6,215	7,759	164,184

Other [7]	1,690	1,076		58.11		9.48		4.54	62,536	47,449	65,777	572,019

	8,182	5,758		$62.13		$8.83		$12.63	$357,738	$234,167	$320,531	$5,707,856

Palladium

Stillwater	2,134	2,747		$1,326		$235		$481	$3,642	$1,676	$2,997	$205,123

Platreef	94	34		1,326		392		324	45	21	31	78,803

	2,228	2,781		$1,326		$236		$479	$3,687	$1,697	$3,028	$283,926

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	121	49		1,662		498		245	81	45	57	57,572

	121	49		$1,662		$498		$245	$81	$45	$57	$67,023

Cobalt

Voisey’s Bay	403	661		$26.09		$4.98		$8.74	$17,258	$8,188	$13,517	$200,954

Operating results									$771,734	$538,504	$679,354	$11,689,979

Other

General and administrative										$(10,225)	$(9,469)

Share based compensation										(13,528)	-

Donations and community investments										(3,740)	(3,935)

Finance costs										(25,097)	(23,562)

Other										1,761	2,540

Income tax										(77,427)	(72)

Total other										$(128,256)	$(34,498)	$532,242

										$410,248	$644,856	$12,222,221

1)

Units of gold, silver, palladium and platinum produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold, palladium and platinum ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 43 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin , El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Three Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	66,997	55,768		$3,467		$429		$404	$193,363	$-	$146,909	$169,447	$2,654,535

Sudbury [6]	4,852	4,729		3,563		400		1,399	16,850	-	8,342	6,305	223,690

Constancia	12,797	2,708		3,467		427		338	9,388	-	7,314	8,231	58,047

San Dimas	7,507	6,655		3,467		643		428	23,076	-	15,945	18,795	128,937

Stillwater	1,717	1,465		3,467		614		570	5,080	-	3,345	4,180	205,223

Blackwater	4,879	6,463		3,563		1,236		606	23,028	-	11,123	4,123	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	1,194	1,156		3,471		455		1,367	4,012	85,724	87,630	3,486	825,419

	99,943	78,944		$3,481		$515		$497	$274,797	$85,724	$280,608	$214,567	$4,705,768

Silver

Peñasquito	2,087	1,609		$39.29		$4.56		$5.09	$63,205	$-	$47,683	$55,870	$216,421

Antamina	1,672	1,552		39.29		8.12		4.39	60,981	-	41,560	48,377	467,399

Constancia	577	275		39.29		6.30		6.43	10,806	-	7,307	9,074	155,341

Blackwater	166	137		41.69		7.45		7.55	5,692	-	3,644	3,030	168,535

Other [8]	1,493	1,187		40.50		6.34		3.31	48,111	-	36,642	39,044	548,017

	5,995	4,760		$39.66		$6.35		$4.57	$188,795	$-	$136,836	$155,395	$1,555,713

Palladium

Stillwater	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	604	529		$18.19		$3.44		$9.02	$9,623	$-	$3,034	$8,546	$220,250

Operating results									$476,257	$85,724	$421,712	$381,018	$6,837,323

Other

General and administrative											$(10,424)	$(6,720)

Share based compensation											(8,652)	-

Donations and community investments											(1,406)	(1,441)

Finance costs											(1,441)	(144)

Other											12,834	10,662

Income tax											(45,407)	(422)

Total other											$(54,496)	$1,935	$1,582,195

											$367,216	$382,953	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 43 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces.
5)	Refer to page 28 of this MD&A for more information.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
7)	Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
8)

Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Comparative Results of Operations on a GEO Basis

	Q3 2026	Q3 2025	Change	Change

GEO Production [1,2]	230,965	203,835	27,131	13.3%

GEO Sales [2]	192,270	161,845	30,425	18.8%

Average price per GEO sold [2]	$4,014	$2,943	$1,071	36.4%

Revenue	$771,734	$476,257	$295,477	62.0%

Cost of sales, excluding depletion	$105,337	$74,303	$(31,034)	(41.8)%

Depletion	127,893	65,966	(61,927)	(93.9)%

Cost of sales	$233,230	$140,269	$(92,961)	(66.3)%

Gross margin	$538,504	$335,988	$202,516	60.3%

General and administrative	10,225	10,424	199	1.9%

Share based compensation	13,528	8,652	(4,876)	(56.4)%

Donations and community investments	3,740	1,406	(2,334)	(166.0)%

Earnings from operations	$511,011	$315,506	$195,505	62.0%

Gain on disposal of mineral stream interests	-	85,724	(85,724)	n.a.

Other income (expense)	1,761	12,834	(11,073)	(86.3)%

Earnings before finance costs and income taxes	$512,772	$414,064	$98,708	23.8%

Finance costs	25,097	1,441	(23,656)	(1,641.6)%

Earnings before income taxes	$487,675	$412,623	$75,052	18.2%

Income tax expense	77,427	45,407	(32,020)	(70.5)%

Net earnings	$410,248	$367,216	$43,032	11.7%

1)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

GEO Production

For the three months ended September 30, 2026, attributable GEO production was 231,000 ounces, with the 27,100 ounce increase from the comparable period in 2025 being primarily attributable to the following factors:

●

16,600 ounce or 60% increase from Antamina (999,000 silver ounces). The increase was primarily driven by the newly acquired BHP Antamina PMPA, which increased the Company’s share of silver production at Antamina from 33.75% to 67.5%, effective April 1, 2026. The benefit of the increased production share was partially offset by lower silver grades. The lower grades were attributable to pit sequencing, with a greater proportion of copper-only ore processed during the quarter relative to copper-zinc ore, which contains more silver;

●	16,200 ounce or 46% increase from Peñasquito (969,000 silver ounces), primarily the result of higher throughput and grades resulting from planned mine sequencing;

●

8,300 ounce or 32% increase from the Other mines (comprised of 5,000 gold ounces and 197,000 silver ounces), primarily due to the resumption of mining at Aljustrel, coupled with the commencement of production at Goose, Hemlo, Mineral Park and Fenix; and

●

1,100 ounce or 14% increase from Blackwater (comprised of 700 gold ounces and 23,000 silver ounces), primarily the result of higher recoveries as a result of process optimization of the milling circuit and improved ore characteristics as mining has advanced deeper into the deposit, partially offset by lower throughput and grades; partially offset by

●

9,600 ounce or 43% decrease from Constancia (comprised of a decrease of 9,600 gold ounces and virtually no change in silver ounces), with the lower gold production being primarily due to lower gold grades. Mining activities in the Pampacancha pit were completed during the fourth quarter of 2025 and the remaining stockpiled Pampacancha ore was fully processed during January 2026;

●

1,800 ounce or 25% decrease from San Dimas, primarily the result of lower throughput due to the impact of a labour dispute which began on September 18, 2026, partially offset by the change of the gold to silver conversion ratio from 90:1 to 70:1 on October 29, 2025, noting that for the period April 30, 2025 to October 28, 2025, the gold to silver conversion ratio was 90:1;

●	1,200 ounce or 2% decrease from Salobo, primarily the result of lower grades due to mine sequencing;

●	1,000 ounce or 33% decrease from Voisey’s Bay (201,000 cobalt pounds) primarily the result of planned maintenance;

●	900 ounce or 18% decrease from Sudbury, with lower grades and recoveries being partially offset by higher throughput; and

●

700 ounce or 26% decrease from Stillwater (comprised of 500 gold ounces and 500 palladium ounces), primarily the result of lower throughput, grades and recoveries, with operations being impacted by a labour dispute which lasted from September 3, 2026 to October 9, 2026.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Net Earnings

For the three months ended September 30, 2026, net earnings amounted to $410 million, with the $43 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended September 30, 2025	$367,216
Changes in:

Revenue: GEO production	$67,556

Revenue: PBND	23,049

Revenue: Delay ounces received	(1,075)

Revenue: Prices realized per GEO sold	205,947

Cost of sales: Sales volume	(25,089)

Cost of sales: Sales mix differences	(8,044)

Cost of sales: Cash cost per ounce	(15,698)

Cost of sales: Depletion per ounce	(45,201)

Cost of sales: Delay ounces received [1]	1,071

Gain on disposal of mineral stream interest	(85,724)

General and administrative and share based compensation	(4,677)

Donations and community investments	(2,334)

Finance costs	(23,656)

Other income / expense	(11,073)

Income taxes	(32,020)

Total increase in net earnings	$43,032

Net earnings for the three months ended September 30, 2026	$410,248

1)	The cost of sales related to delay ounces is a non-cash expense.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Results of Operations For The Nine Months Ended September 30, 2026 and 2025

The following two tables present the results of operations based on the Company’s reportable operating segments.

Nine Months Ended September 30, 2026

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	197,086	192,024		$4,511		$433		$408	$866,182	$704,751	$783,008	$2,542,453

Sudbury [5]	12,814	12,995		4,550		400		1,376	59,125	36,049	53,930	200,616

Constancia	10,715	16,720		4,675		429		337	78,174	65,353	70,997	46,641

San Dimas	19,899	21,065		4,529		647		433	95,418	72,678	81,791	116,105

Stillwater	4,054	4,268		4,511		820		563	19,252	13,352	15,753	201,800

Blackwater	16,443	16,525		4,530		1,562		612	74,865	38,944	49,398	320,936

Platreef	387	95		4,267		100		657	407	335	397	275,640

Other [6]	18,050	19,448		4,544		879		1,220	88,369	47,548	71,268	1,726,029

	279,448	283,140		$4,527		$550		$520	$1,281,792	$979,010	$1,126,542	$5,430,220

Silver

Peñasquito	7,422	6,149		$72.47		$4.62		$4.97	$445,673	$386,673	$417,262	$176,277

Antamina	6,542	5,608		72.44		14.58		18.72	406,191	219,458	324,454	4,654,655

Constancia	1,673	1,639		74.60		6.33		6.52	122,248	101,190	111,872	140,721

Blackwater	559	410		70.46		12.95		8.11	28,835	20,219	23,653	164,184

Other [7]	5,150	3,523		73.87		15.83		3.77	260,320	191,263	238,068	572,019

	21,346	17,329		$72.90		$10.48		$9.40	$1,263,267	$918,803	$1,115,309	$5,707,856

Palladium

Stillwater	7,208	7,722		$1,490		$271		$488	$11,508	$5,646	$9,415	$205,123

Platreef	155	34		1,326		392		324	45	21	31	78,803

	7,363	7,756		$1,490		$272		$487	$11,553	$5,667	$9,446	$283,926

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	203	49		1,662		498		245	81	45	57	57,572

	203	49		$1,662		$498		$245	$81	$45	$57	$67,023

Cobalt

Voisey’s Bay	1,856	1,675		$27.28		$5.12		$8.91	$45,711	$22,209	$32,955	$200,954

Operating results									$2,602,404	$1,925,734	$2,284,309	$11,689,979

Other

General and administrative										$(34,524)	$(40,413)

Share based compensation										(28,447)	(29,257)

Donations and community investments										(9,902)	(9,241)

Finance costs										(57,599)	(55,414)

Other										28,568	19,727

Income tax										(288,302)	(109,515)

Total other										$(390,206)	$(224,113)	$532,242

										$1,535,528	$2,060,196	$12,222,221

1)

Units of gold, silver, palladium and platinum produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold, palladium and platinum ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 43 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin , El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Nine Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	207,799	215,908		$3,183		$429		$393	$687,165	$-	$509,623	$594,573	$2,654,535

Sudbury [6]	15,135	13,210		3,222		400		1,352	42,564	-	19,419	28,612	223,690

Constancia	22,277	19,323		3,112		425		325	60,140	-	45,649	51,928	58,047

San Dimas	22,910	22,852		3,186		640		330	72,808	-	50,643	58,187	128,937

Stillwater	4,710	4,798		3,182		560		466	15,268	-	10,345	12,582	205,223

Blackwater	9,946	9,864		3,490		1,212		610	34,426	-	16,454	11,552	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	2,718	3,259		3,214		410		1,299	10,474	85,724	90,630	9,139	825,419

	285,495	289,214		$3,191		$473		$446	$922,845	$85,724	$742,763	$766,573	$4,705,768

Silver

Peñasquito	5,944	5,697		$34.75		$4.56		$4.92	$197,943	$-	$143,923	$171,967	$216,421

Antamina	4,201	3,509		35.79		7.30		6.66	125,595	-	76,600	99,973	467,399

Constancia	1,684	1,630		33.94		6.27		6.16	55,320	-	35,071	45,108	155,341

Blackwater	339	280		39.13		6.99		8.63	10,932	-	6,567	7,548	168,535

Other [8]	4,102	2,995		36.60		5.20		4.59	109,683	-	80,356	85,075	548,017

	16,270	14,111		$35.40		$5.62		$5.50	$499,473	$-	$342,517	$409,671	$1,555,713

Palladium

Stillwater	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,791	1,147		$17.09		$3.25		$9.11	$19,590	$-	$5,424	$15,415	$220,250

Operating results									$1,449,886	$85,724	$1,093,841	$1,198,232	$6,837,323

Other

General and administrative											$(34,970)	$(36,596)

Share based compensation											(30,795)	(17,209)

Donations and community investments											(6,466)	(6,416)

Finance costs											(4,309)	(3,330)

Other											30,090	27,628

Income tax											(133,920)	(3,604)

Total other											$(180,370)	$(39,527)	$1,582,195

											$913,471	$1,158,705	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 43 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces.
5)	Refer to page 28 of this MD&A for more information.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
7)	Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
8)

Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Comparative Results of Operations on a GEO Basis

	$		$		$		$

	YTD 2026		YTD 2025		Change		Change

GEO Production [1,2]		647,258		568,405		78,854		13.9%

GEO Sales [2]		583,129		532,756		50,373		9.5%

Average price per GEO sold [2]		$4,463		$2,721		$1,742		64.0%

Revenue		$2,602,404		$1,449,886		$1,152,518		79.5%

Cost of sales, excluding depletion		$349,423		$224,107		$(125,316)		(55.9)%

Depletion		327,247		217,662		(109,585)		(50.3)%

Cost of sales		$676,670		$441,769		$(234,901)		(53.2)%

Gross margin		$1,925,734		$1,008,117		$917,617		91.0%

General and administrative		34,524		34,970		446		1.3%

Share based compensation		28,447		30,795		2,348		7.6%

Donations and community investments		9,902		6,466		(3,436)		(53.1)%

Earnings from operations		$1,852,861		$935,886		$916,975		98.0%

Gain on disposal of mineral stream interests		-		85,724		(85,724)		n.a.

Other income (expense)		28,568		30,090		(1,522)		(5.1)%

Earnings before finance costs and income taxes		$1,881,429		$1,051,700		$829,729		78.9%

Finance costs		57,599		4,309		(53,290)		(1,236.7)%

Earnings before income taxes		$1,823,830		$1,047,391		$776,439		74.1%

Income tax expense		288,302		133,920		(154,382)		(115.3)%

Net earnings		$1,535,528		$913,471		$622,057		68.1%

1)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

GEO Production

For the nine months ended September 30, 2026, attributable GEO production was 647,300 ounces, with the 78,900 ounce increase from the comparable period in 2025 being primarily attributable to the following factors:

●

39,000 ounce or 56% increase from Antamina (2,340,000 silver ounces), primarily due to the newly acquired BHP Antamina PMPA, which increased the Company’s share of silver production at Antamina from 33.75% to 67.5%, effective April 1, 2026;

●

32,800 ounce or 46% increase from the Other mines (comprised of 15,300 gold ounces and 1,046,000 silver ounces), primarily due to the resumption of mining at Aljustrel, coupled with the commencement of production at Goose, Hemlo, Mineral Park and Fenix, partially offset by lower production at Zinkgruvan;

●	24,700 ounce or 25% increase from Peñasquito (1,479,000 silver ounces), primarily the result of higher grades and throughput;

●	10,200 ounce or 65% increase from Blackwater (comprised of 6,500 gold ounces and 221,000 silver ounces), primarily due to higher throughput and recoveries; and

●	500 ounce increase from Platreef (comprised of 400 gold ounces, 200 palladium ounces and 200 platinum ounces), with the mine commencing production during 2026; partially offset by

●	11,700 ounce or 23% decrease from Constancia (comprised of 11,600 gold ounces and 11,000 silver ounces), primarily due to lower gold grades and lower recoveries;

●	10,700 ounce or 5% decrease from Salobo, primarily the result of lower grades due to mine sequencing, partially offset by higher recoveries and throughput;

●

3,000 ounce or 13% decrease from San Dimas, with lower grades being partially offset by the change of the gold to silver conversion ratio from 90:1 to 70:1 on October 29, 2025, noting that for the period April 30, 2025 to October 28, 2025, the gold to silver conversion ratio was 90:1;

●	2,300 ounce or 15% decrease from Sudbury, primarily due to lower grades and recoveries, partially offset by higher throughput; and

●	800 ounce or 12% decrease from Stillwater (comprised of 700 gold ounces and 500 palladium ounces), primarily due to lower grades and recoveries.

Net Earnings

For the nine months ended September 30, 2026, net earnings amounted to $1.5 billion, with the $622 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the nine months ended September 30, 2025	$913,471

Changes in:

Revenue: GEO production	$187,939

Revenue: PBND	(49,413)

Revenue: Delay ounces received	(1,438)

Revenue: Prices realized per GEO sold	1,015,430

Cost of sales: Sales volume	(44,070)

Cost of sales: Sales mix differences	(39,127)

Cost of sales: Cash cost per ounce	(78,821)

Cost of sales: Depletion per ounce	(74,313)

Cost of sales: Delay ounces received [1]	1,430

Gain on disposal of mineral stream interest	(85,724)

General and administrative and share based compensation	2,794

Donations and community investments	(3,436)

Finance costs	(53,290)

Other income / expense	(1,522)

Income taxes	(154,382)

Total increase in net earnings	$622,057

Net earnings for the nine months ended September 30, 2026	$1,535,528

1)	The cost of sales related to delay ounces is a non-cash expense.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Gain on Partial Disposal of Mineral Stream Interest

On September 16, 2025, in connection with its acquisition of Lumina Gold Corp., CMOC Group Limited exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of $102 million, resulting in a gain of $86 million on partial disposal of the Cangrejos PMPA, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Cangrejos	$101,730

Less: 33% carrying value	(16,006)

Gain on partial disposal of the Cangrejos PMPA	$85,724

General and Administrative

The following table provides a breakdown of general and administrative expenses incurred for the three and nine months ended September 30, 2026 and 2025, respectively:

	$		$		$		$
	Three Months Ended September 30				Nine Months Ended September 30

(in thousands)	2026		2025		2026		2025

Salaries and benefits		$5,325		$5,866		$17,380		$19,307

Depreciation		305		307		1,042		928

Professional fees, audit and regulatory		1,739		1,517		6,124		6,016

Business travel		425		586		1,591		1,570

Business taxes		164		156		1,163		1,036

Insurance		420		496		1,433		1,480

Other		1,847		1,496		5,791		4,633

Total general and administrative		$10,225		$10,424		$34,524		$34,970

Share Based Compensation

	$		$		$		$
	Three Months Ended September 30				Nine Months Ended September 30

(in thousands)	2026		2025		2026		2025

Equity settled share based compensation [1]

Share purchase options		$742		$685		$2,171		$1,975

Restricted share units		1,028		927		2,989		2,871

Cash settled share based compensation

Performance share units		11,758		7,040		23,287		25,949

Total share based compensation		$13,528		$8,652		$28,447		$30,795

1)  Equity settled share based compensation is a non-cash expense.

For the three months ended September 30, 2026, share based compensation increased by $5 million relative to the comparable period in the previous year primarily the result of differences in accrued costs related to the Company’s performance share units (PSUs).

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

Donations and Community Investments

	$		$		$		$
	Three Months Ended September 30				Nine Months Ended September 30

(in thousands)	2026		2025		2026		2025

Local donations and community investments [1]		$1,180		$616		$4,280		$2,240

Partner donations and community investments [2]		2,559		782		4,374		3,090

Environmental and innovation investments [3]		1		8		1,248		1,136

Total donations and community investments		$3,740		$1,406		$9,902		$6,466

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Includes the Company’s funding of initiatives that seek to reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

Other Income (Expense)

	$	$	$	$
	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2026	2025	2026	2025

Interest income	$1,659	$9,718	$17,330	$26,981

Dividend income	-	239	-	765

Foreign exchange gain (loss)	(562)	677	7,679	(855)

Gain (loss) on fair value adjustment of share purchase warrants held	204	1,765	(232)	4,522

Other	460	435	3,791	(1,323)

Total other income (expense)	$1,761	$12,834	$28,568	$30,090

Interest Income

For the three months ended September 30, 2026, interest income decreased by $8 million, a result of the average cash balance during the period decreasing from approximately $895 million with an average rate of return of 4.2% to approximately $114 million with an average rate of return of 3.5%.

For the nine months ended September 30, 2026, interest income decreased by $10 million, a result of the average cash balance during the period decreasing from approximately $837 million with an average rate of return of 4.2% to approximately $615 million with an average rate of return of 3.5%.

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2026	2025	2026	2025

Average principal outstanding during period	$1,932,800	$-	$1,437,600	$-

Average effective interest rate during period	4.89%	n.a.	5.00%	n.a.

Total interest costs incurred during period	$23,619	$-	$53,928	$-

Costs related to undrawn credit facilities	1,379	1,332	3,369	3,999

Interest expense - lease liabilities	99	109	302	310

Total finance costs	$25,097	$1,441	$57,599	$4,309

Income Tax Expense

For the three months ended September 30, 2026, the Company recorded an increase in global minimum tax (“GMT”) expense of $10 million to $68 million, while for the nine month period GMT expense increased $102 million to $255 million. The increases were primarily attributable to higher net earnings from the Cayman Islands subsidiaries, which rose by $66 million and $678 million, respectively.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

GMT is payable to the Government of Canada 15 months after year-end (18 months after year-end for the year ended December 31, 2024), with the Company having made the payment for the 2024 year in the amount of $109 million (Cdn$155 million) on June 24, 2026, while the payment for the 2025 year in the amount of $244 million (Cdn$346 million) will be paid on or around March 31, 2027. To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

During the nine months ended September 30, 2026, the Company recorded a current tax expense of $20 million in OCI as a result of the disposition of long-term equity investments. This was partially offset by a $13 million current income tax recovery recognized in net earnings.

Liquidity and Capital Resources1

As at September 30, 2026, the Company had cash and cash equivalents of $146 million (December 31, 2025 - $1.2 billion) and debt outstanding under its Term Loan and its Revolving Credit Facility totaling $1.6 billion (December 31, 2025 - $NIL), resulting in a net debt position of $1.5 billion.

In the opinion of management, with the liquidity provided by the cash on hand, the remaining available credit under the $2.5 billion Revolving Credit Facility coupled with the $500 million accordion and ongoing operating cash flows, the Company remains well positioned to fund all outstanding commitments, as detailed in the Contractual Obligations and Commitments section on pages 34 through 39 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2026

Cash Flows from Operating Activities

During the three months ended September 30, 2026, the Company generated operating cash flows of $645 million, with the $262 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended September 30, 2025	$382,953

Changes in:

Revenue	$295,477

Cost of sales (excluding depletion)	(32,105)

Working Capital changes	34,964

General and administrative	(2,749)

Donations and community investments	(2,494)

Finance costs	(23,418)

Income taxes	350

Interest received	(8,168)

Other	46

Total increase to net cash inflows	$261,903

Operating cash inflow for the three months ended September 30, 2026	$644,856

1) The cost of sales related to delay ounces is a non-cash expense.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosures associated with this information.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Cash Flows from Financing Activities

During the three months ended September 30, 2026, the Company had net cash outflows from financing activities of $459 million, as compared to $73 million for the comparable period of the previous year, with the major sources (uses) of cash flows being as follows:

	Three Months Ended September 30

(in thousands)	2026	2025

Bank debt repaid	$(372,000)	$-

Debt issue costs	(37)	(93)

Share purchase options exercised	996	1,942

Lease payments	(140)	(127)

Dividends paid	(87,673)	(74,232)

Cash (used for) generated from financing activities	$(458,854)	$(72,510)

Cash Flows from Investing Activities

During the three months ended September 30, 2026, the Company had net cash outflows from investing activities of $140 million, as compared to $159 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Three Months Ended September 30

(in thousands)	2026	2025

Payments for the acquisition of PMPAs [1]:

Marmato PMPA	$(41,968)	$-

El Domo PMPA	(43,875)	-

Koné PMPA	-	(156,250)

Fenix PMPA	-	(50,000)

Kurmuk PMPA	-	(43,750)

	$(85,843)	$(250,000)

Acquisition of long-term equity investments	(37,642)	(9,711)

Proceeds on the partial disposal of the Cangrejos PMPA	-	101,730

Increase in loans and advances	(15,000)	-

Other	(1,107)	(622)

Total cash used for investing activities	$(139,592)	$(158,603)

1) Excludes closing costs.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Nine Months Ended September 30, 2026

Cash Flows From Operating Activities

During the nine months ended September 30, 2026, the Company generated operating cash flows of $2.1 billion, with the $901 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the nine months ended September 30, 2025	$1,158,705

Changes in:

Revenue	$1,152,518

Cost of sales (excluding depletion)	(126,747)

Working Capital changes	60,306

General and administrative	(3,817)

Donations and community investments	(2,825)

Share based compensation - PSUs	(12,048)

Finance costs	(52,084)

Income taxes	(105,911)

Interest received	(7,973)

Other	72

Total increase to net cash inflows	$901,491

Operating cash inflow for the nine months ended September 30, 2026	$2,060,196

Share based compensation - PSUs Variance

The increase to cash outflows relative to PSUs during the period was due to a higher payout in the current year resulting from share price at maturity being 116% higher in 2026 relative to 2025.

Cash Flows From Financing Activities

During the nine months ended September 30, 2026, the Company had net cash inflows from financing activities of $1.3 billion, as compared to net cash outflows of $217 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Nine Months Ended September 30

(in thousands)	2026	2025

Bank debt drawn	$2,700,000	$-

Bank debt repaid	(1,100,000)	-

Debt issue costs	(5,155)	(955)

Share purchase options exercised	2,542	6,415

Lease payments	(423)	(338)

Dividends paid	(258,965)	(222,171)

Cash (used for) generated from financing activities	$1,337,999	$(217,049)

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

Cash Flows From Investing Activities

During the nine months ended September 30, 2026, the Company had net cash outflows from investing activities of $4.4 billion, as compared to $602 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Nine Months Ended September 30

(in thousands)	2026	2025

Payments for the acquisition of PMPAs [1]:

Antamina PMPA	$(4,300,000)	$ -

Koné PMPA	(156,250)	(312,500)

Jervois PMPA	(16,000)	-

Spring Valley PMPA	(50,000)	-

El Domo PMPA	(43,875)	-

Marmato PMPA	(81,984)	-

Santo Domingo PMPA [2]	30,000	-

Salobo Expansion PMPA	-	(144,000)

Kurmuk PMPA	-	(87,500)

Fenix PMPA	-	(75,000)

Mineral Park PMPA	-	(40,000)

Blackwater Silver PMPA	-	(30,000)

Cangrejos PMPA	-	(3,100)

	$(4,618,109)	$ (692,100)

Acquisition of long-term equity investments	(52,249)	(9,714)

Proceeds on disposal of long-term equity investments	323,421	-

Proceeds on the partial disposal of the Cangrejos PMPA	-	101,730

Payments for the acquisition of new royalty agreements:

Spanish Mountain Royalty	(22,500)	-

Cipango Royalty	(4,500)	-

Increase in loans and advances	(25,000)	-

Other	(934)	(2,178)

Total cash used for investing activities	$(4,399,871)	$ (602,262)

1)	Excludes closing costs.
2)	On March 9, 2026, Capstone made a temporary repayment of amounts advanced under the Santo Domingo PMPA, which ended Capstone’s requirement to make delay ounce payments under the PMPA.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [33]

Contractual Obligations and Commitments1

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement		Date of Original Contract
Constancia	50%		$433	[2]	Life of Mine		8-Aug-12
Salobo	75%		$433		Life of Mine		28-Feb-13
Sudbury	70%		$400		20 years		28-Feb-13
San Dimas	variable	[3]	$650		Life of Mine		10-May-18
Stillwater	100%		18%	[4]	Life of Mine		16-Jul-18
Blackwater	8%	[5]	35%		Life of Mine		13-Dec-21
Platreef	62.5%	[5]	$100	[5]	Life of Mine	[5]	7-Dec-21	[7]
Other
Copper World	100%		15%	[8]	Life of Mine		10-Feb-10
Marmato	10.5%	[5]	18%	[4]	Life of Mine		5-Nov-20
Santo Domingo	100%	[5]	18%	[4]	Life of Mine		24-Mar-21
Fenix	22%	[6]	20%		Life of Mine		15-Nov-21
El Domo	50%	[5]	18%	[4]	Life of Mine		17-Jan-22
Marathon	100%	[5]	18%	[4]	Life of Mine		26-Jan-22
Goose	2.78%	[5]	18%	[4]	Life of Mine		8-Feb-22
Cangrejos	4.4%	[5]	18%	[4]	Life of Mine		16-May-23
Curraghinalt	3.05%	[5]	18%	[4]	Life of Mine		15-Nov-23
Kudz Ze Kayah	7.375%	[5]	20%		Life of Mine		22-Dec-21	[7]
Koné	19.5%	[5]	20%	[9]	Life of Mine		23-Oct-24
Kurmuk	6.7%	[5]	15%		Life of Mine		5-Dec-24
Spring Valley	8%	[5]	20%	[4]	Life of Mine		6-Nov-25
Hemlo	10.13%	[5]	20%		Life of Mine		26-Nov-25
Jervois	75%	[5]	20%		Life of Mine		1-Apr-26
Early Deposit
Toroparu	10%		$400		Life of Mine		11-Nov-13
Cotabambas	25%	[5]	$450		Life of Mine		21-Mar-16
Kutcho	100%		20%		Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
b.

Platreef – reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

c.	Marmato – reduced to 5.25% once the Company has received 310,000 ounces of gold.
d.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
e.	El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
f.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 2.9% once the Company has received 469,000 ounces of gold.
i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.

Koné – reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.

Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the dropdown threshold is reached.

l.

Kudz Ze Kayah – reduced to 6.125% once the Company has received 330,000 ounces of gold, further reduced to 5.5% once the Company has received an additional 59,800 ounces of gold, and increased to 6.75% once the Company has received an additional 270,200 ounces of gold.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosures associated with this information.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

m.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
n.	Spring Valley – reduced to 6% once the Company has received 300,000 ounces of gold.
o.

Hemlo – reduced to 6.75% once the Company has received 135,750 ounces of gold (the “First Dropdown Threshold”), with a further reduction to 4.5% once the Company has received an additional 117,998 ounces of gold (the “Second Dropdown Threshold”), at which point this rate will apply for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by 10,000 ounces or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The payable gold will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit.

p.

Jervois – reduced to 37.5% once the Company has received 45,000 ounces of gold (the “First Dropdown Threshold”), with a further reduction to 25% once the Company has received an additional 15,000 ounces of gold (the “Second Dropdown Threshold”), at which point this rate will apply for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule.

6)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
8)

Under the terms of an amendment dated September 8, 2026, the per ounce cash payment for the Copper World PMPA was amended from $450 per ounce of gold delivered to 15% of the spot price of gold on the date of delivery.

9)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA:
a.

if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%		$4.62		Life of Mine	24-Jul-07
Constancia	100%		$6.38	[2]	Life of Mine	8-Aug-12
Antamina	67.5%	[5]	20%		Life of Mine	3-Nov-15
Blackwater	50%	[5]	18%	[6]	Life of Mine	13-Dec-21
Other
Los Filos	100%		$4.89		25 years	15-Oct-04
Zinkgruvan	100%		$4.81		Life of Mine	8-Dec-04
Stratoni	100%		$11.54		Life of Mine	23-Apr-07
Neves-Corvo	100%		$4.60		50 years	5-Jun-07
Aljustrel	100%	[3]	50%		50 years	5-Jun-07
El Alto	25%		$3.90		Life of Mine	8-Sep-09
Copper World	100%		15%	[8]	Life of Mine	10-Feb-10
Loma de La Plata	12.5%		$4.00		Life of Mine	n/a	[4]
Marmato	100%	[5]	18%	[6]	Life of Mine	5-Nov-20
Cozamin	50%	[5]	10%		Life of Mine	11-Dec-20
El Domo	75%		18%	[6]	Life of Mine	17-Jan-22
Mineral Park	100%		18%	[6]	Life of Mine	24-Oct-23
Kudz Ze Kayah	7.375%	[5]	20%		Life of Mine	22-Dec-21	[7]
Jervois	75%	[5]	20%		Life of Mine	1-Apr-26
Early Deposit
Toroparu	50%		$3.90		Life of Mine	11-Nov-13
Cotabambas	100%	[5]	$5.90		Life of Mine	21-Mar-16
Kutcho	100%		20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
4)	Terms of the agreement not yet finalized.
5)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.

Antamina – reduced to 45%, comprised of 22.5% once the Company has received 140 million ounces of silver under the Glencore Antamina PMPA and 22.5% once the Company has received 100 million ounces of silver under the BHP Antamina PMPA, respectively.

b.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
c.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
d.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
e.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
f.

Kudz Ze Kayah – reduced to 6.125% once the Company has received 43.30 million ounces of silver, further reduced to 5.5% once the Company has received an additional 7.96 million ounces of silver, and increased to 6.75% once the Company has received an additional 35.34 million ounces of silver.

g.

Jervois – reduced to 37.5% once the Company has received 4.3 million ounces (“Moz”) of silver (the “First Dropdown Threshold”), with a further reduction to 25% once the Company has received an additional 1.7 Moz of silver (the “Second Dropdown Threshold”), at which point this rate will apply for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule.

6)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
7)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
8)

Under the terms of an amendment dated September 8, 2026, the per ounce cash payment for the Copper World PMPA was amended from $3.90 per ounce of silver delivered to 15% of the spot price of silver on the date of delivery.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract

Palladium

Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18

Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	[4]

Platinum

Marathon	22% ²	18% ³	Life of Mine	26-Jan-22

Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	[4]

Cobalt

Voisey’s Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

Other Contractual Obligations and Commitments

	Projected Payment Dates [1]

(in thousands)	2026	2027 - 2028	2029 - 2030	After 2030	Total

Bank debt [2]	$-	$1,500,000	$-	$100,000	$1,600,000

Interest [3]	21,037	125,231	8,713	-	154,981

Payments for mineral stream interests, early deposit mineral stream interest & royalties

Salobo	-	40,000	-	-	40,000

Copper World [4]	-	197,144	34,007	70,000	301,151

Santo Domingo	-	225,000	65,000	-	290,000

El Domo	-	87,750	-	-	87,750

Marathon	-	140,964	-	-	140,964

Cangrejos	-	-	168,840	-	168,840

Curraghinalt	-	-	-	55,000	55,000

Loma de La Plata	-	-	-	32,400	32,400

Spring Valley	210,000	360,000	-	-	570,000

Kudz Ze Kayah	-	15,000	-	-	15,000

Jervois	16,000	243,000	-	-	259,000

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	46,000	92,000	-	138,000

Kutcho	-	-	-	58,000	58,000

Spanish Mountain	-	12,500	20,000	-	32,500

Cipango	-	3,000	-	-	3,000

Equity Investment Commitment(s)	24,698	-	-	-	24,698

Leases liabilities	258	2,012	2,101	4,801	9,172

Total contractual obligations	$271,993	$2,997,601	$390,661	$446,201	$4,106,456

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	At September 30, 2026, the Company had $100 million and $1.5 billion drawn and outstanding on the Revolving Credit Facility and the Term Loan, respectively.
3)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2026 does not change until the debt maturity date.

4)

As more fully explained below, assuming the Copper World Complex expands its mill throughput from the designed capacity of 60,000 short tons per day (“STPD”) to 90,000 STPD within 9 years, the Company will pay an additional fixed payment to Hudbay of between $45 million to $70 million. Additionally, the figures above includes contingent transaction costs of $1 million.

Salobo

Under the terms of the amended Salobo PMPA, the Company is required to pay Vale $40 million in two installments under the Salobo PMPA based on milestones in connection with the CPF Project. The amendment eliminated the Company’s previous obligation to make annual payments of $8 million over a 10-year period, totaling $80 million, had Vale implemented a high-grade mine plan at the Salobo mine.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions.

The Copper World Complex has a designed mill throughput of 60,000 short tons per day. Under the terms of the amended Copper World PMPA, should Hudbay expand mill throughput to 90,000 short tons per day, Wheaton will be required to make an additional fixed payment to Hudbay, the amount of which depends on when the expansion is completed relative to the Copper World Complex achieving commercial production. The payment ranges from $70 million, if the expansion is completed within five years, to $45 million, if completed more than nine years but no more than ten years, in each case after achieving commercial production. No payment is due if the expansion is completed more than ten years after achieving commercial production.

Santo Domingo

The Company is committed to pay Capstone total upfront cash payments of $290 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

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El Domo

Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $87.8 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo project. The payments will be payable in three staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $141 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $169 million, which is to be paid in two staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Spring Valley

Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold Corp. (“Waterton Gold”) additional upfront cash payments of $570 million in installments as various conditions are satisfied. Of this amount, $35 million was paid on October 21, 2026. The Company has also provided a cost overrun facility (the “Spring Valley Facility”) of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Spring Valley Facility has a maturity date of three years following the first drawdown under the Spring Valley Facility.

Kudz Ze Kayah

Under the terms of the amended KZK PMPA, an additional $15 million contingency payment is due to BMC if the KZK project achieves certain permitting milestones.

Jervois

Under the terms of the Jervois PMPA, the Company is committed to pay additional upfront cash payments of $259 million. Of this amount, $16 million was paid on October 2, 2026, while the remaining balance of $243 million will be paid in four equal installments over the construction period as various conditions are satisfied.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd. additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

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Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Spanish Mountain Royalty

Under the terms of the Spanish Mountain Royalty, the Company is committed to pay Spanish Mountain Gold Limited an additional $32.5 million, comprised of a $12.5 million payment due after 60,000 meters of drilling and a $20 million payment due upon receiving approval under the Environmental Assessment Act (British Columbia) for the construction and operation of the project.

Cipango Royalty

Under the terms of the Cipango Royalty, the Company is committed to pay Cipango Limited an additional payment of $3 million due upon completion of a geochemical survey with respect to any project.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the three months ended September 30, 2026, the Company received proceeds of $1 million from the exercise of 23,120 share purchase options at a weighted average exercise price of Cdn$59.69 per option (nine months - $3 million from the exercise of 57,230 share purchase options at a weighted average exercise price of Cdn$61.32). During the three months ended September 30, 2025, a total of 49,118 share purchase options were exercised at a weighted average exercise price of Cdn$57.64 per option, resulting in total cash proceeds to the Company in the amount of $2 million (nine months - $6 million from the exercise of 161,388 share purchase options at a weighted average exercise price of Cdn$56.03).

During the nine months ended September 30, 2026, the Company released 46,812 RSUs, with all releases taking place during the six months ended June 30, 2026. During the nine months ended September 30, 2025, the Company released 141,525 RSUs, with all releases taking place during the six months ended June 30, 2025.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended September 30, 2026, there were 5,885 common shares issued under the DRIP (nine months - 51,101 common shares). During the three months ended September 30, 2025, there were 6,706 common shares issued under the DRIP (nine months - 29,914 common shares).

As of November 5, 2026, there were 454,188,973 outstanding common shares, 1,072,730 share purchase options and 225,407 restricted share units.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. Refer to Note 5 to the consolidated financial statements for further information.

Future Changes to Accounting Policies

IFRS 18 - Presentation and Disclosure in Financial Statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements while carrying forward many of its requirements. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings; ii) disclose management-defined performance measures (MPMs) in the notes to the financial statements; and iii) enhance the aggregation and disaggregation of information. Consequential amendments were also made to IAS 7 Statement of Cash Flows, IAS 8, IAS 33 Earnings per Share and IFRS 7 Financial Instruments: Disclosures. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application, with comparative periods restated.

The Company’s assessment of IFRS 18 is advancing. IFRS 18 will not affect the recognition or measurement of items in the financial statements. The Company expects the primary impacts to relate to the classification of income and expenses within the new categories in the statement of earnings, the presentation of the new defined subtotals, and the identification and disclosure of MPMs. The Company continues to finalize its assessment, including the determination of which of its performance measures will be identified as MPMs, and will adopt IFRS 18 effective January 1, 2027.

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Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver, palladium and platinum on a per ounce basis and cobalt on a per pound basis; (iv) cash operating margin, and (v) net debt.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and the non-cash accretion of interest on the 777 PMPA refundable deposit as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for per share amounts)	2026	2025	2026	2025

Net earnings	$410,248	$367,216	$1,535,528	$913,471

Add back (deduct):

Gain on disposal of Mineral Stream Interest	-	(85,724)	-	(85,724)

Income tax expense related to disposal of Mineral Stream Interest	-	12,859	-	12,859

(Gain) loss on fair value adjustment of share purchase warrants held	(204)	(1,765)	232	(4,522)

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	(1,152)	-	(1,152)

Deferred income tax (expense) recovery recognized in the Statement of OCI	-	(10,191)	-	(16,487)

Interest accretion on the 777 refundable deposit	(204)	(189)	(606)	(561)

Adjusted net earnings	$409,840	$281,054	$1,535,154	$817,884

Divided by:

Basic weighted average number of shares outstanding	454,171	453,967	454,117	453,850

Diluted weighted average number of shares outstanding	455,030	454,768	454,992	454,625

Equals:

Adjusted earnings per share - basic	$0.902	$0.619	$3.381	$1.802

Adjusted earnings per share - diluted	$0.901	$0.618	$3.374	$1.799

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for per share amounts)	2026	2025	2026	2025

Cash generated by operating activities	$644,856	$382,953	$2,060,196	$1,158,705

Divided by:

Basic weighted average number of shares outstanding	454,171	453,967	454,117	453,850

Diluted weighted average number of shares outstanding	455,030	454,768	454,992	454,625

Equals:

Operating cash flow per share - basic	$1.420	$0.844	$4.537	$2.553

Operating cash flow per share - diluted	$1.417	$0.842	$4.528	$2.549

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [42]

iii.

Average cash cost of gold, silver, palladium and platinum on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver, palladium and platinum on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended September 30			Nine Months Ended September 30

(in thousands, except for gold, palladium, and platinum ounces sold and per unit amounts)	2026	2025		2026	2025

Cost of sales	$233,230		$140,269	$676,670		$441,769

Less: depletion	(127,893)		(65,966)	(327,247)		(217,662)

Less: cost of sales related to delay ounces [1]	-		(1,071)	(1,514)		(2,944)

Cash cost of sales	$105,337		$73,232	$347,909		$221,163

Cash cost of sales is comprised of:

Total cash cost of gold sold	$50,509		$40,659	$155,595		$136,686

Total cash cost of silver sold	50,855		30,223	181,605		79,345

Total cash cost of palladium sold	658		532	2,106		1,405

Total cash cost of platinum sold	24		-	24		-

Total cash cost of cobalt sold	3,291		1,818	8,579		3,727

Total cash cost of sales	$105,337		$73,232	$347,909		$221,163

Divided by:

Total gold ounces sold	91,969		78,944	283,140		289,214

Total silver ounces sold	5,758		4,760	17,329		14,111

Total palladium ounces sold	2,781		2,594	7,756		7,626

Total platinum ounces sold	49		-	49		-

Total cobalt pounds sold	661		529	1,675		1,147

Equals:

Average cash cost of gold (per ounce)	$549		$515	$550		$473

Average cash cost of silver (per ounce)	$8.83		$6.35	$10.48		$5.62

Average cash cost of palladium (per ounce)	$236		$205	$272		$184

Average cash cost of platinum (per ounce)	$498	$	n.a.	$498	$	n.a.

Average cash cost of cobalt (per pound)	$4.98		$3.44	$5.12		$3.25

1)	The cost of sales related to delay ounces is a non-cash expense.

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iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30			Nine Months Ended September 30

(in thousands, except for gold, palladium and platinum ounces sold and per unit amounts)	2026	2025		2026	2025

Gross margin	$538,504		$335,988	$1,925,734		$1,008,117

Add back: depletion	127,893		65,966	327,247		217,662

Add back: cost of sales related to delay ounces [1]	-		1,071	1,514		2,944

Cash operating margin	$666,397		$403,025	$2,254,495		$1,228,723

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$342,461		$234,138	$1,126,197		$786,159

Total cash operating margin of silver sold	306,883		158,572	1,081,662		420,128

Total cash operating margin of palladium sold	3,029		2,510	9,447		6,573

Total cash operating margin of platinum sold	57		-	57		-

Total cash operating margin of cobalt sold	13,967		7,805	37,132		15,863

Total cash operating margin	$666,397		$403,025	$2,254,495		$1,228,723

Divided by:

Total gold ounces sold	91,969		78,944	283,140		289,214

Total silver ounces sold	5,758		4,760	17,329		14,111

Total palladium ounces sold	2,781		2,594	7,756		7,626

Total platinum ounces sold	49		-	49		-

Total cobalt pounds sold	661		529	1,675		1,147

Equals:

Cash operating margin per gold ounce sold	$3,724		$2,966	$3,977		$2,718

Cash operating margin per silver ounce sold	$53.30		$33.31	$62.42		$29.78

Cash operating margin per palladium ounce sold	$1,090		$968	$1,218		$862

Cash operating margin per platinum ounce sold	$1,164	$	n.a.	$1,164	$	n.a.

Cash operating margin per cobalt pound sold	$21.11		$14.75	$22.16		$13.84

1)	The cost of sales related to delay ounces is a non-cash expense.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Credit Facility and the Term Loan. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at September 30	As at December 31
(in thousands)	2026	2025

Bank debt	$1,597,518	$-

Less: cash and cash equivalents	(145,802)	(1,153,593)

Net debt (net cash)	$1,451,716	$(1,153,593)

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [44]

Subsequent Events

Declaration of Dividend

On November 5, 2026, the Board of Directors declared a dividend in the amount of $0.195 per common share, with this dividend being payable to shareholders of record on November 19, 2026 and is expected to be distributed on or about December 3, 2026. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal controls over financial reporting during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2025, unless otherwise noted.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [45]

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,41)

		December 31, 2025 (6)										December 31, 2024

		Proven			Probable			Proven & Probable				Proven & Probable
Asset	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Process Recovery % (7)	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs

Gold

Black Pine Royalty (32)	0.5%	-	-	-	1.5	0.32	0.02	1.5	0.32	0.02	70%	1.5	0.32	0.02

Blackwater (11,27)	8%	23.5	0.73	0.55	0.7	0.80	0.02	24.1	0.73	0.57	91%	24.1	0.74	0.57

Cangrejos (11,31)	4.4%	-	-	-	29.0	0.55	0.51	29.0	0.55	0.51	85%	43.5	0.55	0.76

Constancia	50%	229.9	0.04	0.27	14.2	0.03	0.02	244.0	0.04	0.28	61%	258.5	0.04	0.34

Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	385.1	0.02	0.31

Curraghinalt (11,33)	3.05%	0.002	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	0.4	6.45	0.08

DeLamar Royalty (37)	1.5%	0.2	0.40	0.002	1.6	0.32	0.02	1.8	0.33	0.02	72%	1.4	0.40	0.02

El Domo (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26

Fenix (11,26)	22%	8.3	0.50	0.13	6.8	0.45	0.10	15.1	0.48	0.23	75%	15.1	0.48	0.23

Goose (11,30)	2.78%	-	-	-	0.3	6.79	0.07	0.3	6.79	0.07	93%	0.3	6.82	0.07

Hemlo (11,41)	10.13%

Hemlo O/P		-	-	-	2.6	0.85	0.07	2.6	0.85	0.07	93%	2.6	0.85	0.07

Hemlo Interlake		-	-	-	0.2	3.93	0.02	0.2	3.93	0.02	93%	0.2	3.94	0.03

Hemlo Non-Interlake		-	-	-	0.8	3.67	0.10	0.8	3.67	0.10	93%	0.7	3.63	0.09

Jervois (44)	75.0%	3.1	0.29	0.03	7.6	0.25	0.06	10.8	0.26	0.09	45%	-	-	-

Koné (11,38)	19.5%	-	-	-	26.7	0.72	0.62	26.7	0.72	0.62	89%	26.7	0.72	0.62

Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	1.1	1.32	0.05

Kurmuk (11,39)	6.7%	1.5	1.51	0.07	2.6	1.35	0.11	4.1	1.41	0.18	92%	4.1	1.41	0.18

Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21

Marathon (11,28)	100%	111.6	0.07	0.26	12.3	0.06	0.03	123.8	0.07	0.28	71%	123.8	0.07	0.28

Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.2	3.16	0.33	90%	3.2	3.16	0.33

Mt Todd Royalty (11,36)	1%	0.7	0.95	0.02	0.9	0.93	0.03	1.6	0.94	0.05	89%	2.4	0.77	0.06

Platreef (11,35)	62.5%	-	-	-	72.3	0.29	0.67	72.3	0.29	0.67	79%	72.3	0.29	0.67

Salobo (10)	75%	262.2	0.34	2.87	505.5	0.33	5.43	767.7	0.34	8.29	72%	793.2	0.35	8.85

San Dimas (14)	25%	0.4	2.64	0.03	0.6	2.29	0.04	0.9	2.43	0.07	95%	0.8	2.84	0.07

Santo Domingo (11,25)	100%	125.9	0.07	0.28	293.5	0.04	0.33	419.4	0.05	0.61	56%	419.4	0.05	0.61

Spring Valley (11,42)	8%	-	-	-	22.3	0.43	0.31	22.3	0.43	0.31	78%	22.3	0.43	0.31

Stillwater (13)	100%	7.9	0.39	0.10	37.1	0.36	0.43	45.0	0.37	0.53	69%	44.5	0.36	0.52

Sudbury (11)	70%	12.0	0.45	0.17	9.3	0.38	0.11	21.2	0.42	0.29	75%	28.0	0.26	0.24

Total Gold				5.30			9.81			15.12				15.85

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [46]

Mineral Reserves Attributable to Wheaton Precious Metals (Continued) (1,2,3,8,41)

		December 31, 2025 (6)										December 31, 2024

		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs

Silver

Aljustrel (19)	100%	7.8	46.2	11.7	19.2	39.4	24.3	27.0	41.4	36.0	26%	24.3	43.4	33.9

Antamina (10,11,18,43)	67.5%

Copper		143.1	7.9	36.3	118.1	9.6	36.4	261.2	8.7	72.8	75%	130.6	8.7	36.7

Copper-Zinc		32.5	18.7	19.6	63.0	19.4	39.3	95.5	19.2	58.8	75%	55.0	18.8	33.3

Blackwater (11,27)	50%	165.0	5.7	30.3	4.7	5.8	0.9	169.7	5.7	31.2	61%	169.9	5.8	31.6

Constancia	100%	459.7	2.4	35.3	28.3	2.0	1.8	488.0	2.4	37.1	70%	516.9	2.5	42.1

Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	76%	385.1	5.4	67.4

Cozamin (11,20)	50%

Copper		0.0	38.0	0.0	2.8	40.6	3.6	2.8	40.6	3.7	86%	3.5	41.8	4.7

Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.5	50.9	0.9

DeLamar Royalty (37)	1.5%	0.2	16.3	0.1	1.6	13.3	0.7	1.8	13.6	0.8	37%	1.4	17.3	0.8

El Domo (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1

Jervois (44)	75%	3.0	31.0	3.0	7.4	26.3	6.2	10.4	27.7	9.2	86%	-	-	-

Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	1.1	137.5	4.8

Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6

Los Filos (11,40)	100%	13.0	4.2	1.8	57.8	6.0	11.1	70.7	5.6	12.8	10%	70.7	5.6	12.8

Marmato (11,15)	100%	2.1	16.4	1.1	27.4	5.3	4.7	29.5	6.1	5.8	34%	29.7	6.1	5.8

Mineral Park	100%	123.3	2.3	9.2	247.1	2.5	19.6	370.4	2.4	28.9	61%	188.3	2.4	14.6

Neves-Corvo	100%

Copper		3.9	29.0	3.7	20.0	31.0	20.0	24.0	30.7	23.6	24%	20.1	31.6	20.5

Zinc		6.7	66.0	14.1	17.5	57.0	32.0	24.1	59.5	46.1	30%	18.7	62.2	37.4

Peñasquito (10)	25%	21.1	35.3	23.9	34.2	30.6	33.6	55.3	32.4	57.5	82%	64.2	30.7	63.3

San Dimas (14)	25%	0.4	217.2	2.5	0.6	180.3	3.3	0.9	194.8	5.8	94%	0.8	245.5	6.4

Zinkgruvan	100%

Zinc		3.9	63.0	7.9	9.9	75.0	23.9	13.8	71.6	31.8	83%	11.3	76.7	27.8

Copper		1.4	32.0	1.4	0.2	34.0	0.3	1.6	32.3	1.7	70%	1.6	33.1	1.7

Total Silver				268.8			290.6			559.4				469.2

Palladium

Platreef (11,35)	5.25%	-	-	-	5.7	1.9	0.35	5.7	1.9	0.35	87%	5.7	1.9	0.35

Stillwater (11,13)	4.5%	0.3	11.6	0.09	1.2	10.2	0.39	1.4	10.5	0.48	90%	1.4	10.3	0.48

Total Palladium				0.09			0.74			0.83				0.83

Platinum

Marathon (11,28)	22%	25.4	0.2	0.17	2.8	0.2	0.01	28.2	0.2	0.18	76%	28.2	0.2	0.18

Platreef (11,35)	5.25%	-	0.0	-	5.7	1.9	0.34	5.7	1.9	0.34	87%	5.7	1.9	0.34

Total Platinum				0.17			0.35			0.52				0.52

Cobalt

Voisey’s Bay (11,22)	42.4%	8.4	0.11	20.3	3.6	0.11	8.5	12.0	0.11	28.8	84%	12.4	0.11	30.6

Total Cobalt				20.3			8.5			28.8				30.6

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [47]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,41)

		December 31, 2025 (6)

		Measured			Indicated			Measured & Indicated			Inferred

		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs

Gold

Black Pine Royalty (32)	0.5%	-	-	-	1.0	0.26	0.01	1.0	0.26	0.01	0.8	0.21	0.005

Blackwater (11,27)	8%	4.6	0.37	0.06	6.4	0.49	0.10	11.0	0.44	0.16	0.7	0.45	0.01

Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03

Cangrejos (11,31)	4.4%	-	-	-	13.7	0.38	0.17	13.7	0.38	0.17	8.7	0.39	0.11

Constancia	50%	53.2	0.04	0.06	35.2	0.03	0.04	88.4	0.03	0.10	17.1	0.07	0.04

Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08

Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57

Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07

DeLamar Royalty (37)	1.5%	0.4	0.49	0.006	1.5	0.38	0.02	1.9	0.40	0.02	0.6	0.31	0.006

El Domo (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02

Fenix (11,26)	22%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03

Goose (11,30)	2.78%	-	-	-	0.1	6.91	0.03	0.1	6.91	0.03	0.1	7.63	0.03

Hemlo (11,41)	10.13%

Hemlo O/P		-	-	-	1.9	0.85	0.05	1.9	0.85	0.05	0.4	0.42	0.01

Hemlo

Interlake		-	-	-	0.03	5.37	0.01	0.03	5.37	0.01	0.04	7.13	0.01

Hemlo Non-Interlake		-	-	-	0.1	4.41	0.01	0.1	4.41	0.01	0.1	3.78	0.01

Jervois (44)	75.0%	0.3	0.10	0.001	2.1	0.21	0.01	2.4	0.20	0.02	4.6	0.14	0.02

Koné (11,38)	19.5%	-	-	-	4.7	0.43	0.06	4.7	0.43	0.06	2.4	0.54	0.04

Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.23	0.01	0.2	1.23	0.01	0.04	1.15	0.002

Kurmuk (11,39)	6.7%	0.2	1.30	0.01	0.5	1.35	0.02	0.6	1.34	0.03	0.4	1.62	0.02

Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10

Marathon (11,28)	100%	32.4	0.06	0.06	44.9	0.06	0.08	77.3	0.06	0.15	20.0	0.04	0.03

Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15

Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01

Mt Todd Royalty (11,36)	1%	0.4	0.60	0.007	0.8	0.73	0.02	1.2	0.69	0.03	0.4	0.78	0.01

Platreef (11,35)	62.5%	-	-	-	7.7	0.26	0.07	7.7	0.26	0.07	15.8	0.26	0.13

Salobo (10)	75%	8.7	0.25	0.07	459.9	0.22	3.25	468.6	0.22	3.32	148.3	0.30	1.43

San Dimas (14)	25%	0.2	4.49	0.03	0.3	1.84	0.02	0.5	2.87	0.05	1.5	2.64	0.12

Santo Domingo (11,25)	100%	2.0	0.02	0.001	72.3	0.03	0.07	74.3	0.03	0.07	154.1	0.03	0.13

Spanish Mtn Royalty (45)	2%	1.2	0.53	0.020	3.2	0.41	0.04	4.4	0.44	0.06	0.6	0.40	0.01

Spring Valley (11,42)	100%	-	-	-	5.1	0.37	0.06	5.1	0.37	0.06	4.6	0.37	0.05

Stillwater (13)	100%	20.5	0.36	0.24	20.6	0.31	0.20	41.0	0.34	0.44	96.5	0.37	1.14

Sudbury (11)	70%	1.0	0.25	0.01	2.0	0.28	0.02	3.0	0.27	0.03	1.4	0.34	0.02

Toroparu (12,16)	10%	4.9	1.31	0.20	7.8	1.30	0.33	12.7	1.30	0.53	2.3	1.60	0.12

Total Gold				1.13			6.06			7.19			4.58

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [48]

Mineral Resources Attributable to Wheaton Precious Metals (Continued) (1,2,3,4,5,9,41)

		December 31, 2025 (6)

		Measured			Indicated			Measured & Indicated			Inferred

		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs

Silver
Aljustrel (19)	100%	14.2	45.3	20.7	11.5	45.2	16.8	25.8	45.2	37.5	27.1	41.7	36.3
Antamina (10,11,18,43)	67.5%
Copper		57.2	6.6	12.1	118.1	8.2	31.0	175.2	7.7	43.1	488.1	8.9	140.0
Copper-Zinc		9.5	25.5	7.8	43.9	18.4	25.9	53.4	19.6	33.7	132.1	16.2	69.0
Blackwater (11,27)	50%	37.8	4.7	5.7	52.9	8.7	14.8	90.8	7.0	20.5	5.6	12.8	2.3
Constancia	100%	106.3	2.4	8.1	70.4	2.0	4.5	176.7	2.2	12.6	34.2	3.7	4.1
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Cotabambas (12,23)	100%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.9	40.1	5.0	4.0	40.7	5.3	2.8	42.1	3.8
Zinc		-	-	-	1.4	36.4	1.6	1.4	36.4	1.6	1.7	33.8	1.8
DeLamar Royalty (37)	1.5%	0.4	32.3	0.40	1.5	19.5	1.0	1.9	22.1	1.4	0.6	11.7	0.2
El Alto	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
El Domo (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Jervois (44)	75%	0.1	19.1	0.1	1.1	36.7	1.3	1.2	34.6	1.3	4.0	16.4	2.1
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	134.7	0.9	0.2	134.7	0.9	0.04	144.2	0.2
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Mineral Park	100%	13.6	1.9	0.8	233.4	1.9	14.1	246.9	1.9	15.0	391.2	1.2	15.5
Neves-Corvo	100%
Copper		5.9	27.0	5.2	23.5	31.0	23.4	29.4	30.2	28.6	39.2	23.0	29.0
Zinc		5.6	58.0	10.5	15.0	56.0	27.1	20.7	56.5	37.6	4.4	51.0	7.2
Peñasquito (10)	25%	13.2	28.3	12.0	43.0	25.3	35.0	56.2	26.0	47.0	2.3	24.2	1.8
San Dimas (14)	25%	0.2	322.8	2.2	0.3	184.1	2.0	0.5	237.9	4.1	1.5	234.1	10.9
Spanish Mtn Royalty (45)	2%	1.2	0.7	0.0	3.2	0.6	0.1	4.4	0.7	0.1	0.6	0.4	0.01
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Toroparu (12,16)	50%	24.3	1.8	1.4	39.2	1.2	1.5	63.5	1.4	2.9	11.5	0.7	0.3
Zinkgruvan	100%
Zinc		3.7	70.0	8.3	3.0	53.0	5.1	6.7	62.4	13.4	16.0	96.0	49.4
Copper		0.6	25.0	0.5	0.1	30.0	0.1	0.7	25.6	0.6	0.3	29.0	0.3

Total Silver				172.7			474.4			647.1			451.1

Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.2	10.7	0.07	0.2	8.7	0.06	0.4	9.7	0.13	1.0	10.3	0.32

Total Palladium				0.07			0.07			0.14			0.34

Platinum
Marathon (11,28)	22.0%	7.6	0.1	0.04	10.5	0.1	0.04	18.1	0.1	0.08	4.5	0.1	0.01
Platreef (11,35)	5.25%	-	0.0	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02

Total Platinum				0.04			0.06			0.09			0.04

Cobalt
Voisey’s Bay (11,22)	42.4%	0.5	0.07	0.7	3.5	0.11	8.5	3.9	0.11	9.2	2.9	0.08	5.3

Total Cobalt				0.7			8.5			9.2			5.3

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [49]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Technical Services); and

b.	Jeremy Vincent, M.Sc., P.Geo. (Director, Geology & Resources),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Black Pine project, Blackwater mine, Cangrejos project, Cozamin mine, Curraghinalt project, El Domo project, Fenix mine, Goose mine, Hemlo mine, Jervois project, Kudz Ze Kayah project, Kutcho project, Marathon project, Platreef project, San Dimas mine, Santo Domingo project, and Spring Valley project report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources, which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2025, based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Moinho mine are reported as of June 30, 2025, for the Feitais mine as of May 31, 2025, the Estação mine as of April 2024, and the São João project as of December 31, 2023. Mineral Reserves for Moinho, Feitais, and Estação are reported as of December 31, 2024.

b.	Mineral Resources and Mineral Reserves for the Black Pine project are reported as of January 31, 2026.

c.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

d.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

e.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

f.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

g.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

h.	Mineral Resources and Mineral Reserves for the DeLamar project are reported as of December 8, 2025.

i.	Mineral Resources for the El Domo project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

j.	Mineral Resources and Mineral Reserves for the Fenix mine are reported as of October 16, 2023.

k.	Mineral Resources and Mineral Reserves for the Hemlo mine are reported as of December 31, 2024.

l.	Mineral Resources and Mineral Reserves for the Jervois project are reported as of February 10, 2025.

m.

Mineral Resources for the Koné project are reported as of January 31, 2025 for the satellite and Gbongogo deposits and as of February 20, 2025 for the Koné deposit. Mineral Reserves are reported as of January 14, 2024.

n.

Mineral Resources for the Kudz Ze Kayah project are reported as of January 3, 2025 for the ABM deposit and June 30, 2025 for the Kona Deposit, and Mineral Reserves as of October 30, 2023 for the ABM deposit.

o.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

p.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

q.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

r.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of November 1, 2024.

s.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

t.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.

u.	Mineral Resources for the Mineral Park mine are reported as of January 31, 2026 and Mineral Reserves as of February 11, 2026.

v.	Mineral Resources and Mineral Reserves for the Mt. Todd project are reported as of July 25, 2025.

w.	Mineral Resources and Mineral Reserves for the Santo Domingo project are reported as of March 31, 2024.

x.	Mineral Resources for the Spanish Mountain project are reported as of January 10, 2025 for the Main Deposit and as of June 17, 2025 for the Phoenix Deposit.

y.	Mineral Resources and Mineral Reserves for the Spring Valley project are reported as of October 31, 2025.

z.	Mineral Resources for the Stratoni mine are reported as of September 30, 2025.

aa.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7.

Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 2.5% zinc cut-off for the Moinho, Feitais, and Estação mines project.

b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.75 per pound copper, $1.21 per pound zinc, $15.00 per pound molybdenum and $27.00 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $1,650 per ounce gold.

d.	Blackwater mine – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

f.	Constancia mine – NSR cut-off of $7.30 per tonne for Pampacancha and Constancia assuming $2,800 per ounce gold, $32.00 per ounce silver, $4.40 per pound copper and $17.00 per pound molybdenum.

g.	Copper World Complex project – $4.00 per pound copper, $12.00 per pound molybdenum, $23.00 per ounce silver and $1,700 per

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [50]

ounce gold.

h.

Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill for MNV and MNFWZ, and $82.78 per tonne for both mining methods at MNV West, assuming $3.55 per pound copper for MNV and MNFWZ and $3.75 per pound for MNV West, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

i.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

j.

DeLamar project – Variable cut-offs based on variable processing costs of $3.26-$5.30 per tonne and metallurgical recoveries of 45%-95% for gold and 15%-92% for silver, all assuming $2,000 per ounce gold and $25.00 per ounce silver.

k.	El Domo project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

l.	Fenix mine – 0.235 grams per tonne gold cut-off assuming $1,650 per ounce gold.

m.	Goose mine – 1.65 grams per tonne gold cut-off for open pit and 4.64 grams per tonne for underground, assuming $1,750 per ounce gold.

n.	Hemlo mine – NSR cut-off of $110.8 per tonne or $120.0 per tonne cut-off depending on underground mining method, and $34.13 per tonne for open pit material assuming $1,700 per ounce gold.

o.

Jervois project – 0.71 percent copper equivalent cut-off grade for open pit, 1.0 percent copper equivalent cut-off grade for underground with backfill, 0.83 percent copper equivalent cut-off grade for underground mining without backfill, all assuming $4.58 per pound copper, $2,400 per ounce gold, and $32.00 per ounce silver.

p.	Koné project – gold grade cut-offs ranging from 0.19 to 0.49 grams per tonne assuming $1,550 per ounce gold.

q.

Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,700 per ounce gold, $22.60 per ounce silver, $3.80 per pound copper, $0.95 per pound lead and $1.20 per pound zinc.

r.	Kurmuk project - gold grade cut-offs ranging from 0.30 to 0.45 grams per tonne assuming $1,500 per ounce gold.

s.

Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

t.

Los Filos mine – Variable break-even cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

u.	Marathon project - NSR cut-off of Cdn $16.00 per tonne assuming $1,525 per ounce palladium, $950 per ounce platinum, $4.00 per pound copper, $2,000 per ounce gold and $24.00 per ounce silver.

v.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

w.	Mineral Park mine - NSR cut-off of $8.50 per tonne assuming $4.50 per pound copper, $20.00 per pound molybdenum and $37.00 per ounce silver.

x.	Mt Todd project – 0.50 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,800 per ounce gold.

y.

Neves-Corvo mine – NSR cut-offs ranging from EUR 49 to 89 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $4.04 per pound copper, $0.91 per pound lead and $1.27 per pound zinc.

z.	Peñasquito mine - $1,700 per ounce gold, $25.00 per ounce silver, $0.90 per pound lead and $1.20 per pound zinc.

aa.

Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

bb.	Salobo mine – 0.248% copper equivalent cut-off assuming $1,925 per ounce gold and $4.15 per pound copper.

cc.	San Dimas mine – $3,100 per ounce gold and $35.00 per ounce silver.

dd.	Santo Domingo project – NSR cut-off of $9.77 per tonne assuming $3.75 per pound copper, $1,400 per ounce gold and $69 to $115 per tonne iron.

ee.	Spring Valley project – 0.10 grams per tonne gold cut-off assuming $1,800 per ounce gold.

ff.	Stillwater mines - combined platinum and palladium cut-off of 10.1 grams per tonne for Stillwater and 8.0 grams per tonne for East Boulder assuming $1,172 per ounce 2E PGM prices.

gg.

Sudbury mines - $1,300 to $1,450 per ounce gold, $6.07 to $8.53 per pound nickel, $2.77 to $3.40 per pound copper, $1,155 to $1,225 per ounce platinum, $925 to $1,400 per ounce palladium and $20.41 to $22.68 per pound cobalt.

hh.

Voisey’s Bay mines – NSR cut-offs of Cdn $28.35 per tonne for Discovery Hill Open Pit, Cdn$220 to $230 per tonne for Reid Brook and Cdn$220 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ii.

Zinkgruvan mine – NSR cut-offs ranging from SEK 1,050 to 1,300 per tonne depending on area and mining method for both the zinc and copper Mineral Reserves assuming $3.85 per pound copper and $0.90 per pound lead and $1.20 per pound zinc and $4.83 per ounce silver.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 2.5% zinc cut-off for Feitais, Moinho and São João mines and the Estação project.

b.

Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $58.70 per tonne NSR cut-off for the underground, both assuming $3.75 per pound copper, $1.33 per pound zinc, $21.00 per pound molybdenum and $31.38 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $2,000 per ounce gold.

d.	Blackwater mine – 0.2 grams per tonne gold equivalent cut-off assuming $2,002 per ounce gold and $21.45 per ounce silver.

e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

g.

Constancia mine – NSR cut-off of $7.30 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $2,800 per ounce gold, $32.00 per ounce silver, $4.40 per pound copper and $17.00 per pound molybdenum.

h.

Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

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j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

l.

DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $2,650 per ounce gold and $30.00 per ounce silver.

m.

El Domo project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

n.	Fenix mine – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

o.	Goose mine - 0.9 grams per tonne gold cut-off for open pit and 2.2 grams per tonne for underground, assuming $2,500 per ounce gold.

p.	Hemlo mine – 2.38 grams per tonne gold cut-off on average for underground and 0.21 grams per tonne gold cut-off for open pit.

q.

Jervois project – 0.35 percent copper equivalent cut-off grade for open pit and a 0.8 percent copper cut-off grade for underground, all assuming $4.90 per pound copper, $2,400 per ounce gold, and $32.00 per ounce silver.

r.

Koné project - 0.2 grams per tonne gold cut-off for the Koné deposit, 0.5 grams per tonne for the Gbongogo, Gbongogo South, Koban North, Sena, Diouma North and Lokolo Main deposits and 0.6 grams per tonne for the Yere North and ANV deposits, all assuming a gold price of $2,000 per ounce.

s.

Kudz Ze Kayah project – NSR cut-off of $40 per tonne for “shallow” and $150 per tonne for ”deep” mineralization at the ABM deposit, assuming $1,700 per ounce gold, $22.60 per ounce silver, $3.80 per pound copper, $0.95 per pound lead and $1.20 per pound zinc.

t.	Kurmuk project - gold grade cut-off of 0.5 grams per tonne assuming a gold price of $1,800 per ounce.

u.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

v.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

w.

Marathon project – NSR cut-off of Cdn $13.60 per tonne for the Marathon project assuming $1,550 per ounce palladium, $1,100 per ounce platinum, $4.25 per pound copper, $2,300 per ounce gold and $27.00 per ounce silver. NSR cut-off of Cdn $13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

x.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

y.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

z.	Mineral Park mine – NSR cut-off of $8.00 per tonne assuming $4.50 per pound copper, $20.00 per pound molybdenum and $37.00 per ounce silver.

aa.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,950 per ounce gold.

bb.	Neves-Corvo mine – 15% lower than the Mineral Reserve cut-off value for each mine zone and mining method.

cc.	El Alto project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

dd.	Peñasquito mine - $2,000 per ounce gold, $28.00 per ounce silver, $1.00 per pound lead and $1.30 per pound zinc.

ee.

Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off assuming $1,200 per ounce platinum, $1,130 per ounce palladium, $2,170 per ounce gold, $5,000 per ounce rhodium, $8.50 per pound nickel and $4.25 per pound copper.

ff.	Salobo mine – 0.248% copper equivalent cut-off assuming $2,300 per ounce gold and $4.54 per pound copper.

gg.	San Dimas mine – NSR cut-off of $149 per tonne assuming $3,400 per ounce gold and $38.50 per ounce silver.

hh.	Santo Domingo project – NSR cut-off of $9.85 per tonne assuming $4.10 per pound copper, $1,600 per ounce gold and $95 to $140 per tonne iron.

ii.	Spanish Mountain – 0.15 grams per tonne and 0.20 grams per tonne gold cut-offs for the Main and Phoenix Deposits respectively, assuming $2,400 per ounce gold.

jj.	Spring Valley – 0.10 grams per tonne gold cut-off assuming $2,200 per ounce gold.

kk.	Stillwater mines – combined platinum and palladium cut-off of 8.8 grams per tonne for Stillwater and 6.5 grams per tonne for East Boulder assuming $1,350 per ounce 2E PGM prices.

ll.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

mm.

Sudbury mines - $1,000 to $1,950 per ounce gold, $6.07 to $9.44 per pound nickel, $2.77 to $4.31 per pound copper, $1,124 to $1,350 per ounce platinum, $925 to $1,450 per ounce palladium and $20.41 to $25.54 per pound cobalt.

nn.	Toroparu project – 0.45 grams per tonne gold cut-off for open pit and 1.5 grams per tonne gold for underground assuming $1,950 per ounce gold.

oo.

Voisey’s Bay mines – NSR cut-off of Cdn $28.35 per tonne for Discovery Hill Open Pit and Cdn$230 to $250 per tonne for Reid Brook, Cdn$145 to $220 per tonne for Eastern Deeps Underground, and Cdn$210 to $250 per tonne for Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

pp.

Zinkgruvan mine – NSR cut-offs ranging from SEK 750 to 1,100 per tonne depending on area and mining method for the zinc Mineral Resources assuming $3.85 per pound copper and $0.90 per pound lead and $1.20 per pound zinc and $4.83 per ounce silver.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 18, 2026.

b.	Peñasquito – Newmont’s December 31, 2025 Resources and Reserves press release dated February 19, 2026 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [52]

11.	The Company’s attributable Mineral Resources and Mineral Reserves have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if the feasibility study is not delivered within a required time frame.

13.

The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources are calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.46 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.66 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

Under the Company’s Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s Metates Royalty entitles the Company to a 0.5% net smelter return royalty.

18.

The Glencore Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22.

The Voisey’s Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%. Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 22% of the gold production until 130,625 ounces are delivered, then 6% of the gold production until 185,000 ounces are delivered, then 4% of the gold production until 235,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 22% / 6% / 4% / 3.5% basis.

27.

The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis will deliver respectively silver and gold equal to (i) a multiple ranging from 5.07 to 5.17 of the number of ounces of gold produced until 17.8 million ounces of silver are delivered and 33% of the payable silver thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 5.17 ratio / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The El Domo PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.

The Cangrejos PMPA provides that Lumina will deliver gold equal to 4.40% of the gold production until 0.47 million ounces are delivered and 2.93% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 4.40% / 2.93% basis. On September 16, 2025, in connection with its acquisition of Lumina, CMOC exercised its 33% buy-back option under the Cangrejos PMPA, bringing the stream percentages and thresholds to the stated values.

32.	The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33.

The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

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34.

The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.

The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36.

The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

37.	The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return on Oxide and Mixed material. Attributable reserves and resources have been calculated on the 1.5% basis.

38.

The Koné PMPA provides that Montage will deliver gold equal to 19.5% of the payable gold production until 400,000 ounces of gold are delivered, then 10.8% until 530,000 ounces are delivered and 5.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 19.5% / 10.8% / 5.4% basis.

39.

The Kurmuk PMPA provides that Allied will deliver gold equal to 6.7% of the payable gold production until 220,000 ounces of gold are delivered, then 4.8% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.7% / 4.8% basis.

40.

The Los Filos PMPA has a 25-year term and is expected to terminate on October 15, 2029. Attributable reserves have been limited to this term and include only heap leach material as detailed in Equinox’s October 2022 technical report for the Los Filos mine.

41.

The Hemlo PMPA provides that Hemlo Mining Corp. will deliver gold equal to 10.13% of the payable gold production until 135,750 ounces of gold are delivered, then 6.75% until an additional 117,998 ounces of gold are delivered, and 4.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 10.13% / 6.75% / 4.5% basis.

42.

The Spring Valley PMPA provides that Waterton will deliver gold equal to 8% of the payable gold production until 300,000 ounces of gold are delivered, then 6% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 8% / 6% basis.

43.

The BHP Antamina PMPA provides that BHP will deliver silver equal to 33.75% of the silver production until 100 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

44.

The Jervois PMPA provides that KGL will deliver gold and silver equal to 75% of the payable production until 45,000 / 4,300,000 ounces respectively are delivered, then 37.5% until an additional 15,000 / 1,700,000 ounces respectively are delivered, then 25% for the remaining life of the mine.

45.	The Spanish Mountain Royalty provides that the Company will be entitled to a 1.5% net smelter return. Attributable resources have been calculated on a 1.5% basis.

46.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix mine, Goose mine, Blackwater mine, Black Pine project, Curraghinalt project, Mt Todd project, DeLamar project, Koné project, Kurmuk project, Hemlo Mine, and Spring Valley project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut-off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosures associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;

●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);

●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;

●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

●	the costs of future production;

●	the ability of the Company to repay the existing Revolving Credit Facility and new Term Loan;

●	the estimation of produced but not yet delivered ounces;

●	continued listing of the Common Shares on the LSE, NYSE and TSX;

●	any statements as to future dividends;

●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

●	projected increases to Wheaton’s production and cash flow profile;

●	projected changes to Wheaton’s production mix;

●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

●	the ability to sell precious metals and cobalt production;

●	confidence in the Company’s business structure;

●	the Company’s assessment of taxes payable, and the Company’s ability to pay its taxes;

●	possible CRA domestic or international audits;

●	the Company’s assessment of the impact of any tax reassessments;

●	the Company’s climate change and environmental commitments; and

●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations,

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financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

●	risks relating to the generation of sufficient cash flow to repay the existing Revolving Credit Facility and the new Term Loan;

●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect, or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

●	risks related to any changes to the Income Tax Act (Canada) that may result in a material change to the amount of future taxes payable;

●	counterparty credit and liquidity risks;

●	mine operator and counterparty concentration risks;

●	indebtedness and guarantees risks;

●	hedging risk;

●	competition in the streaming industry risk;

●	risks relating to security over underlying assets;

●	risks relating to third-party PMPAs;

●	risks relating to revenue from royalty interests;

●	risks related to Wheaton’s acquisition strategy;

●	risks relating to third-party rights under PMPAs;

●	risks relating to future financings and security issuances;

●	risks relating to unknown defects and impairments;

●	risks related to governmental regulations;

●	risks related to international operations of Wheaton and the Mining Operations;

●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

●	risks related to environmental regulations;

●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;

●	risks related to underinsured Mining Operations;

●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

●	the ability of Wheaton and the Mining Operations to obtain adequate financing;

●	the ability of the Mining Operations to complete permitting, construction, development and expansion;

●	challenges related to global financial conditions;

●	risks associated with sustainability-related matters;

●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

●	risks related to the market price of the Common Shares of Wheaton;

●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

●	risks related to interest rates;

●	risks related to the declaration, timing and payment of dividends;

●	risks related to access to confidential information regarding Mining Operations;

●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;

●	risks associated with a possible suspension of trading of Common Shares;

●	equity price risks related to Wheaton’s holding of long-term investments in other companies;

●	risks relating to activist shareholders;

●	risks relating to reputational damage;

●	risks relating to expression of views by industry analysts;

●	risks related to the impacts of climate change and the transition to a low-carbon economy;

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●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	risks relating to artificial intelligence;

●	risks relating to compliance with anti-corruption and anti-bribery laws;

●	risks relating to corporate governance and public disclosure compliance;

●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;

●	risks related to the adequacy of internal control over financial reporting; and

●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that there will be no material adverse change in the market price of commodities;

●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;

●	that the production estimates from Mining Operations are accurate;

●	that each party will satisfy their obligations in accordance with the PMPAs;

●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

●	that Wheaton will be able to source and obtain accretive PMPAs;

●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;

●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;

●	that the Company will be able to repay the existing Revolving Credit Facility and new Term Loan;

●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);

●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;

●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;

●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;

●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and

●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2026, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral

WHEATON PRECIOUS METALS 2026 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [57]

Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

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Corporate Information

DIRECTORS

George Brack, Lead Independent Director
Jaimie Donovan
Chantal Gosselin
Haytham Hodaly
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood, Chair
Srinivasan Venkatakrishnan

OFFICERS

Haytham Hodaly
President & Chief Executive Officer

Curt Bernardi
Executive Vice President,
Strategy & General Counsel

Vincent Lau
Senior Vice President & Chief Financial Officer

Patrick Drouin
President, Wheaton Precious Metals International
& Chief Sustainability Officer

TRANSFER AGENT

Odyssey Trust Company
1310 – 1140 West Pender Street
Vancouver, BC V6E 4G1

Toll free in Canada & USA
1 888 290 1175

Direct Dial
1 587 885 0960

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of
Wheaton Precious Metals Corp. in Canada,
the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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